Exhibt 99.1

TOWER SEMICONDUCTOR LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be Held on July 2, 2026

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Tower Semiconductor Ltd. (“Tower” or the “Company”), will be held at the offices of the Company, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, on Thursday, July 2, 2026, at 3:00 p.m. (Israel time) for the following purposes:

1.
To elect ten members to the Board of Directors of the Company to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and to approve the terms of their cash compensation in such capacity (other than Mr. Amir Elstein, whose compensation is addressed in Proposal 2, and Mr. Russell Ellwanger, whose annual base salary is addressed in Proposal 4);

2.
To appoint Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting of shareholders and until his successor is duly appointed and approve the terms of his compensation in such capacity, subject to approval of his election to the Board of Directors under Proposal 1;

3.	To approve an amended and restated compensation policy for the Company’s directors and executive officers, in accordance with the requirements of the Israeli Companies Law, 1999;

4.	To approve an increase in the annual base salary of Mr. Russell Ellwanger, the Company’s Chief Executive Officer;

5.	To approve the grant of an annual equity-based award to Mr. Russell Ellwanger, the Company’s Chief Executive Officer, comprised of restricted share units and performance share units;

6.
To approve the grant of an annual equity-based award to each member of the Board of Directors serving in such capacity immediately following the Meeting (other than Mr. Amir Elstein and Mr. Russell Ellwanger, whose annual equity-based compensation is addressed in Proposals 2 and 5, respectively); and

7.
To approve the re-appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the independent registered public accountants of the Company for the year ending December 31, 2026, and for the period commencing January 1, 2027 and until the next annual shareholders’ meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such firm in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will have an opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2025.

Our Board of Directors recommends that you vote FOR each of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on May 26, 2026 (the “Record Date”), are entitled to notice of, and to vote at the Meeting. You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on the Record Date or which appears in the participant listing of a securities depository on that date, and the shares are held through a member of the Tel Aviv Stock Exchange (“TASE”) on that date. All shareholders are cordially invited to attend the Meeting in person.

Shareholders of record at the close of business on the Record Date who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.  If you are a beneficial owner of shares (i.e., you hold shares in “street name”), to provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization, or, if the brokerage firm, bank or other similar organization offers Internet or telephone voting, please follow the instructions on the voting instruction form to vote via Internet or telephone.  Shareholders who hold their shares through members of the TASE may vote their shares (i) in person at the Meeting, by presenting a certificate signed by the applicable TASE member, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000 as proof of ownership of the shares; (ii) via proxy, by sending such certificate of ownership together with a duly executed proxy to the Company at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel; or (iii) electronically, via the electronic voting system of the Israel Securities Authority after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE through which they hold their shares and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 1999 and regulations promulgated thereunder is May 28, 2026. The proposals and information regarding voting are described more fully in the enclosed proxy statement relating to the Meeting, which we urge you to read in its entirety. The proxy statement will be furnished to the U.S. Securities and Exchange Commission as an exhibit to Form 6-K and will be available on its website at www.sec.gov, and will also be filed with the Israel Securities Authority and the TASE and will be available on their websites at www.magna.isa.gov.il and maya.tase.co.il, respectively.

By Order of the Board of Directors,

Amir Elstein
Chairman of the Board
May 21, 2026
ii

TOWER SEMICONDUCTOR LTD.
20 Shaul Amor Street, Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 2310502, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be Held on July 2, 2026

This proxy statement (the “Proxy Statement”) is being furnished to the holders of ordinary shares, par value NIS 15.00 per share (the “Ordinary Shares”), of Tower Semiconductor Ltd. (“we,” “us,” “our,” the “Company” or “Tower”) in connection with the solicitation of proxies by the Board of Directors of the Company (the “Board of Directors” or the “Board”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, on Thursday, July 2, 2026 at 3:00 p.m. (Israel time), or at any postponement or adjournment thereof.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on May 26, 2026 (the “Record Date”). You are also entitled to vote at the Meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on the Record Date or which appears in the participant listing of a securities depository on that date and the Ordinary Shares are held through a member of the Tel Aviv Stock Exchange (“TASE”) on that date.  You can vote your Ordinary Shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your Ordinary Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

This Proxy Statement, and the accompanying Notice of Annual General Meeting of Shareholders describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter, are being furnished to the U.S. Securities and Exchange Commission (the “Commission”) as an exhibit to Form 6-K and is available on the Commission’s website at www.sec.gov. This Proxy Statement and the accompanying Notice of Annual General Meeting of Shareholders was also filed with the Israel Securities Authority (“ISA”) and the TASE and is available on their websites at www.magna.isa.gov.il and maya.tase.co.il, respectively.  This Proxy Statement will also be available on our website www.towersemi.com.

How You Can Vote

Record Holders.  Shareholders of record can vote either in person at the Meeting or by authorizing another person as their proxy (whether or not you attend the Meeting), by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. These proxy materials are being sent directly to shareholders of record. All Ordinary Shares represented by a properly executed proxy in the form enclosed received prior to the Meeting (that is not revoked in accordance with procedures described in this Proxy Statement), will be voted in accordance with the instructions of the shareholder executing the proxy. A shareholder may vote in favor of, against, or may abstain from voting on, the election of each of the director nominees and the terms of their cash compensation and any of the other proposals set forth in this Proxy Statement and accompanying Notice of Meeting. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a properly signed proxy will be voted FOR the election of each of the director nominees and their compensation under Proposal 1 and FOR all of the other proposals set forth in the accompanying Notice of Meeting.

Beneficial Holders.  If you are a beneficial owner of shares (i.e., you hold shares in “street name”), these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  Please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization, or, if the brokerage firm, bank or other similar organization offers Internet or telephone voting, please follow the instructions on the voting instruction form to vote via Internet or telephone.  To vote your shares directly at the Meeting, as a beneficial holder you must obtain a “legal proxy” from the broker, trustee or nominee that holds your Ordinary Shares, giving you the right to vote the shares at the Meeting.

Shares Traded on the TASE.  A shareholder whose shares are registered with a TASE member and are not registered on the Company’s shareholders’ register may vote in person at the Meeting or via proxy. Shareholders who hold shares through a TASE member are entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card, unless the shareholder has given notice that he or she or it is not so interested or is interested in receiving the proxy card by mail for a delivery fee, provided that these instructions must apply to the entire securities account of the shareholder (not to specific securities held within the account) and are provided prior to the Record Date.  Shareholders who hold shares through members of the TASE (whether attending the Meeting in person or voting via proxy) must present at the Meeting or deliver to the Company an ownership certificate issued by the applicable TASE member confirming their ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.  Alternatively, shareholders who hold Ordinary Shares through a TASE member may also vote electronically via the electronic voting system of the ISA (the “Electronic System”) after receiving a personal identifying number, an access code and additional information regarding the Meeting from the relevant TASE member and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting.  We expect to solicit proxies by mail and to mail this Proxy Statement and the accompanying proxy card to shareholders as soon as practicable after the Record Date.  Proxies may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will bear the cost of the preparation and mailing of proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Change or Revocation of Proxy

Any shareholder of record at the close of business on the Record Date returning the accompanying proxy may revoke such proxy at any time prior to the Meeting by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy prior to the Meeting. Written revocations and later-dated proxies should be sent to the Company at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you should follow the directions of, or contact, your broker, bank, trustee or nominee if you wish to revoke or modify previously submitted voting instructions or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If your shares are held through a member of the TASE, you may change your voting instructions (i) by attending the Meeting and voting in person, by presenting a valid ownership certificate (as of the Record Date); (ii) by delivering a later-dated duly executed proxy, together with a valid ownership certificate (as of the Record Date), to the Company’s offices, or (iii) by following the relevant instructions for changing your vote via the Electronic System by no later than six hours before the time set for the Meeting.

Quorum

Two or more shareholders present, in person, by proxy or voting instruction form or voting via the Electronic System, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour of the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to July 9, 2026, at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned Meeting within half an hour of the scheduled time, the persons present, in person, by proxy or voting instruction form or voting via the Electronic System (regardless of the voting power represented by their shares), shall collectively constitute a quorum.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters (such as the appointment of directors and the Chairman of the Board of Directors), but not on non-routine matters (such as the approval of the amended and restated compensation policy). Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Vote Required for Approval of the Proposals

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting.

The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting and voting on the matter, in person or by proxy, voting instruction form or via the Electronic System, is required to elect each of the director nominees and approve their cash compensation under Proposal 1 and to approve each of the other proposals.

In addition, under the Israeli Companies Law, 1999 (the “Israeli Companies Law”) the approval of each of Proposals 3, 4 and 5 (approval of the amended and restated compensation policy and approval of increase in salary of, and the grant of an equity-based award to, Mr. Ellwanger, the Chief Executive Officer) is also subject to the fulfillment of one of the following additional voting requirements: (i) at least a majority of the Ordinary Shares of the non-controlling shareholders and shareholders who do not have a personal interest in the matter (excluding abstentions), voted in favor of the proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders and non-interested shareholders do not exceed 2% of the total voting rights in the Company (the “Special Majority”).

As of the filing date of this Proxy Statement, we are not aware of any shareholder that would be deemed to be a controlling shareholder of the Company for purposes of Proposals 3, 4 and 5. Under the Israeli Companies Law, each shareholder voting on Proposals 3, 4 and 5 is required to inform us prior to voting on the proposals at the Meeting, whether or not such shareholder has a “personal interest” (within the meaning of the Israeli Companies Law) in such proposals; otherwise, a shareholder’s vote will not be counted for the purposes of such proposals.  In accordance with regulations promulgated under the Israeli Companies Law, a shareholder who votes by proxy or voting instruction form, will be deemed to have confirmed that such shareholder does not have a “personal interest” in Proposals 3, 4 and 5, unless the shareholder has delivered a written notice to the Company notifying otherwise no later than 10:00 a.m. (Israel time) on July 2, 2026. Any such written notice must be sent to the Company via registered mail at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel.  All shareholders voting via the Electronic System, are required to indicate via the Electronic System, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposals; otherwise, any such shareholder’s vote will not be counted for the purposes of such proposals.

Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any of the shareholder’s relatives (i.e., any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing); and (b) a company with respect to which the shareholder or any of the shareholder’s relatives (as defined above) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Security Ownership of Certain Beneficial Owners and Management

The following table provides information relating to the beneficial ownership of our Ordinary Shares as of March 31, 2026 (unless otherwise indicated), by each shareholder known by us to beneficially own 5% or more of our Ordinary Shares.

Beneficial ownership is determined according to the rules of the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual or entity possesses sole or shared voting or investment power of that security, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire beneficial ownership within 60 days of March 31, 2026, such as through the exercise of any option, warrant or other right or vesting of restricted share units or performance share units.

The percentage of Ordinary Shares beneficially owned is calculated based on 112,824,944 Ordinary Shares outstanding as of March 31, 2026.  Ordinary Shares that a person has the right to acquire within 60 days of March 31, 2026 are deemed outstanding for purposes of computing the beneficial percentage ownership of the person holding such securities but are not deemed outstanding for purposes of computing the beneficial ownership percentage of any other person.  Unless otherwise indicated below, the address for each beneficial owner listed is c/o Tower Semiconductor Ltd., 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel.

	Beneficial Ownership
Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percentage of Shares Outstanding
Migdal Insurance & Financial Holdings Ltd. (1)	7,536,644	6.7%
T. Rowe Price Associates, Inc. (2)	7,388,751	6.6%
Menora Mivtachim Holdings Ltd. (3)	6,839,817	6.1%
Phoenix Holdings Ltd. (4)	6,211,210	5.5%
________________
(1)	Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company by Migdal Insurance & Financial Holdings Ltd., reflecting holdings as of March 31, 2026.

(2)
Based solely upon, and qualified in its entirety with reference to, Schedule 13G filed with the Commission on May 15, 2026, by T. Rowe Price Associates, Inc., reflecting beneficial ownership as of March 31, 2026.

(3)	Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company by Menora Mivtachim Holdings Ltd., reflecting holdings as of March 31, 2026.

(4)	Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company by Phoenix Holdings Ltd. reflecting holdings as of March 31, 2026.

As of March 31, 2026, no individual director or senior manager beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) one percent or more of our Ordinary Shares.

Compensation of Executive Officers

For information concerning the annual compensation earned during 2025 by our five most highly compensated office holders (as defined in the Israeli Companies Law), see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Commission on April 30, 2026, a copy of which is available on the Commission’s website at www.sec.gov as well as in the “Investors” section of our Company website at www.towersemi.com.

PROPOSAL 1
ELECTION OF DIRECTORS AND APPROVAL OF THEIR TERMS OF CASH COMPENSATION

Background

Under our articles of association, our Board of Directors shall consist of at least five and no more than 11 members.  Our Board of Directors is currently comprised of ten members, all of whom were appointed as directors at the Company’s previous annual shareholder meeting.  Each of our directors generally holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier, or if a director is removed from office pursuant to the Israeli Companies Law).

At the Meeting, all of our currently serving directors shall be standing for election, as follows: Amir Elstein, Russell Ellwanger, Kalman Kaufman, Dana Gross, Yoav Chelouche, Iris Avner, Dr. Michal Vakrat Wolkin, Avi Hasson, Sagi Ben Moshe and Carolin Seward, in each case to hold office until our next annual general meeting of shareholders and until their respective successors are duly elected, subject to our articles of association and applicable law.

Under the Nasdaq Listing Rules, a majority of the Board of Directors must be comprised of independent directors (as defined in the Nasdaq Listing Rules).  After considering all relevant information received from each of the director nominees, the Board determined that each director nominee is independent under the Nasdaq Listing Rules, other than Mr. Ellwanger, our Chief Executive Officer.

The size, structure, and composition of the Board undergo regular evaluation. The recommendations and decisions regarding the appointment of Board members are made following a comprehensive review, which aims to ensure that the Board possesses the appropriate skills, knowledge and experience to operate effectively and deliver the Company’s strategy.  To this end, the Corporate Governance and Nominating Committee (the “CGN Committee”) discusses and assesses the skills represented on the Board and identifies areas where additional skills or competencies may be beneficial.  The CGN Committee also considers the important matter of succession planning for key roles in the organization. After thorough evaluation, the CGN Committee believes that appropriate succession plans are in place for the Chairman of the Board, the Chief Executive Officer, and the senior management team.

The CGN Committee is responsible for ensuring that director appointment processes are conducted in a formal, meaningful and transparent manner and considers periodic refreshment of Board members to ensure continued effectiveness and alignment with the Company’s evolving needs. As part of its annual review, the CGN Committee considers each director nominee’s external commitments and their impact on the nominee’s commitment to the Company.  The CGN Committee also considers the diversity of the Board as a whole, in terms of skills, competencies, background, knowledge and professional experience.  For information about the diversity of our Board of Directors, see the “Board Diversity and Skills Matrix” under the “Board of Directors” tab in the “About” section of our Company website at www.towersemi.com.  Based on such review, the CGN Committee and the Board of Directors have recommended that each of the ten individuals named above be nominated for election at the Meeting to serve as directors of the Company until the next annual meeting of shareholders and until their respective successors are duly elected.

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Amir Elstein has served as the Chairman of our Board since January 2009.  Mr. Elstein serves as a director of Teva Pharmaceutical Industries Ltd. and as Chairman of the Israel Democracy Institute. From 2010 to 2013, Mr. Elstein served as Chairman of the Board of Directors of Israel Corporation. Mr. Elstein was a member of Teva Pharmaceutical Industries’ senior management team from 2005 to 2008, where he ultimately held the position of Executive Vice President at the Office of the Chief Executive Officer, overseeing Global Pharmaceutical Resources. Prior to that, Mr. Elstein was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation.  Mr. Elstein received a B.Sc. degree in physics and mathematics from the Hebrew University of Jerusalem and an M.Sc. degree in the Solid-State Physics Department of Applied Physics from the Hebrew University of Jerusalem. In 1992, Mr. Elstein received his diploma in Senior Business Management from the Hebrew University of Jerusalem.

Russell C. Ellwanger has served as our Chief Executive Officer since May 2005. Mr. Ellwanger has also served as a director since September 2016 and previously served as a director between May 2005 and April 2013.  Mr. Ellwanger serves as Chairman of the Board of Directors of our subsidiaries: Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., Tower Partners Semiconductor Co., Ltd., Tower Semiconductor San Antonio, Inc., and Tower Semiconductor Italy, S.r.l.  From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of Applied Global Services (AGS) from 2004 to 2005, and Group Vice President, General Manager of the CMP and Electroplating Business Group from 2002 to 2004.  Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group from 2000 to 2002, during which time he was based in Israel.  From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials’ 300-mm Program Office, USA.  Mr. Ellwanger served as General Manager of Applied Materials’ Metal CVD Division from 1997 to 1998, and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which time he was based in Singapore.  In addition, Mr. Ellwanger held various managerial positions at Novellus Systems from 1992 to 1996 and at Philips Semiconductors from 1980 to 1992.

Kalman Kaufman has served as a director since 2005 and as Chairman of the CGN Committee since January 2018. From 1994 until 2005, Mr. Kaufman served as Corporate Vice President at Applied Materials.  Between 2010 and 2012, Mr. Kaufman served as chairman of the management committee at Soltecture, a Berlin-based solar manufacturing company. From 1985 until 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and prior to that, he served as General Manager of Kulicke and Soffa Israel.  Mr. Kaufman currently serves as Chairman of the board of directors of Invisia, Inc. and AgreeTech Inc., as well as a director at Blue Circle, an AI company.  Mr. Kaufman is also Chair of the General Assembly of Kinneret Academic College and Chairman of the Tzemach Kineret Development Corporation.  Mr. Kaufman holds engineering degrees from the Technion – Israel Institute of Technology.

Dana Gross has served as a director since November 2008, as a member of the CGN Committee since January 2018, as a member of the Compensation Committee since February 2013, and as Chair of the Compensation Committee since November 2020.  In addition, Mrs. Gross has served as a director on the board of directors of Tower Semiconductor Newport Beach, Inc., our wholly-owned subsidiary, since March 2009.  Mrs. Gross has served as the Head of Strategic Initiatives at Fiverr International Ltd. since February 2022.  Ms. Gross served as Chief Strategy Officer of Prospera Technologies Ltd., a Valmont company developing AgTech Data solutions, from 2021 until 2023, and previously served as its Chief Operating Officer and Chief Financial Officer from 2017 until 2021.  Mrs. Gross served as the Chief Financial Officer of eToro, a FinTech company that developed a Social Investment network, from 2014 to 2016, and the Chief Executive Officer of bTendo, a start-up company that developed MEMS-based PICO projection solutions, from 2010 until it was acquired by ST Microelectronic in 2012.  Mrs. Gross was a Venture Partner at Viola Ventures, a leading Israeli venture capital firm, from 2008 until 2010. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP Worldwide Sales, President of M-Systems Inc. (US subsidiary), and Chief Financial Officer, VP Finance and Administration.  In addition, Mrs. Gross has served on the board of directors and audit committee of Playtika Holding Corp. since January 2022. Mrs. Gross has also served on the board of directors and audit committee of SolarEdge Technologies, Inc. since July 2023, and as the chair of its compensation committee since November 2024.  Mrs. Gross previously served as a director of M-Systems Ltd., Audiocodes Ltd., and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. degree in industrial engineering from Tel Aviv University and an M.B.A. degree from San Jose State University.

Yoav Z. Chelouche has served as a director since April 2016, as a member of the CGN Committee since January 2018, and as the Chair and member of our Audit Committee since May 2017. Mr. Chelouche is classified by the Board of Directors as an audit committee financial expert under applicable Commission rules. Mr. Chelouche has served as Managing Partner of Aviv Ventures since its inception in 2001.  Between 1995 and 2001, Mr. Chelouche served as President & Chief Executive Officer of Scitex Corp.  Until 2015, Mr. Chelouche was Co-Chairman of Israel Advanced Technology Industries.  Mr. Chelouche currently serves on the Board of Directors of the following publicly listed companies: Check Point Software Technologies Ltd. (NASDAQ) and Malam-Team Ltd. (TASE). Mr. Chelouche also previously served as Chairman and/or director of several public companies, including the Tel-Aviv Stock Exchange, Ltd. (TASE) and Shufersal Ltd. (TASE). Mr. Chelouche also serves as a director of Ogen, Israel’s largest social lending and business mentoring nonprofit organization. Mr. Chelouche holds a B.A. degree in economics and statistics from Tel Aviv University and an MBA degree from INSEAD, Fontainebleau, France.

Iris Avner has served as a director since June 2016 (until November 2016 as an external director, within the meaning of the Israeli Companies Law) and has served as a member of the Audit Committee since June 2016.  Ms. Avner served as a member of the Compensation Committee from June 2016 until October 2019.  Ms. Avner is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Ms. Avner serves as Chief Executive Officer of Nika Holdings, Ltd. From 2008 to 2015, Ms. Avner served as Managing Partner of Mustang Mezzanine Fund, L.P. and served on Mustang’s board of directors from 2014 until 2015.  From 1996 until 2008, Ms. Avner served as Chief Executive Officer of Mizrahi Tefahot Capital Markets Ltd. and from 1996 until 2005, served as Senior Credit Officer & Deputy Chief Executive Officer of Mizrahi Tefahot Bank. In addition, from 1997 until 2002, Ms. Avner served as Assistant Professor and external lecturer in the Executive MBA Program at Tel Aviv University.  From 1988 until 1996, Ms. Avner held various positions at Israel Discount Bank, including Senior Credit Officer and Senior Economist.  Ms. Avner has served as a member of the board of directors of Israel Discount Bank since March 2018 and as the Chairperson of its Credit Committee since 2024.  Ms. Avner has served as a board member and Chairperson of the Audit Committee of Amir Marketing and Investments in Agriculture since May 2017.  In addition, Ms. Avner has served as a member of the board of directors of Rotshtein Real Estate from August 2016 until December 2025 and as Chairperson of its Audit Committee and Nomination Committee from 2017 until 2025.  Ms. Avner previously served on several other boards and board committees in Israel and abroad, both as director and Chairperson.  Ms. Avner holds a B.A. degree in accounting and economics from the Hebrew University of Jerusalem and an MBA degree from Tel Aviv University.

Dr. Michal Vakrat Wolkin has served as a director since September 2020, and as a member of the CGN Committee since November 2020.  In 2023, Dr. Wolkin served as the Director of Global Battery Investments for General Motors.  Dr. Wolkin has served as a partner at GFT Ventures, a global venture capital firm, since 2020 and on the Advisory Board of RACAH Nano Tech Fund of the Hebrew University of Jerusalem since 2019.  In addition, since August 2024, Dr. Wolkin has served on the Advisory Board of Salion Energy, a startup focused on energy storage, and since April 2026, on the Advisory Board of Adama Ventures, a venture fund investing in early-stage startups.  Dr. Wolkin served as Managing Director of Lear Innovation Ventures from January 2017 until 2020. From 2014 to 2016, Dr. Wolkin served as Head of 3M R&D Israel, and from 2012 until 2014, she served as Technical Chair of the Night Rover Challenge of NASA/CleanTech Open.  Dr. Wolkin served as Director of Energy Storage Technologies at Better Place from 2008 until 2012, and from 2004 until 2008, she served as Member of Research Staff II at the Hardware System Lab at Xerox PARC.  Dr. Wolkin has served as a Professor and Head of the MBA program in Climate-Tech Management since October 2024, as well as a lecturer in “Disruptive Innovation in Multinational Corporations” since 2021, at Reichman University.  Dr. Wolkin received her B.Sc. degree in Chemical Engineering from the Technion – Israel Institute of Technology in Israel in 1996 and a Ph.D. degree in Applied Physics and Materials Science from the University of Rochester, NY in 2000. From 2003 until 2004, Dr. Wolkin completed her Post-doctorate at the Electronics Materials Lab at Xerox PARC.

Avi Hasson has served as a director since September 2020, and as a member of the Audit Committee and Compensation Committee since November 2020.  Mr. Hasson is classified by the Board of Directors as an audit committee financial expert under applicable Commission rules. Mr. Hasson served as the Chief Executive Officer of Start-Up Nation Central, an independent non-profit that connects Israeli innovation to global partners, from 2021 to January 2026. Mr. Hasson previously served as a partner at Emerge, a leading early-stage venture capital firm. Mr. Hasson serves in several non-profit organizations, including as a director on the board of directors of Sheba Medical Center at Tel Hashomer and SpaceIL.  From January 2011 until July 2017, Mr. Hasson served as the Chief Scientist in the Ministry of Economy and Industry and as Chairman of the Israel Innovation Authority.  From 2000 until 2010, Mr. Hasson served as General Partner at Gemini Israel Funds, a top-tier venture capital fund in Israel.  Prior thereto, Mr. Hasson held executive positions in product management, marketing, and business development at various telecommunication technology companies, including ECI Telecom, eCtel, and Tadiran Systems.  Mr. Hasson received his B.A. degree in Economics and Middle East studies from Tel Aviv University in 1997 and an M.B.A. degree from Tel Aviv University in 2002.

Sagi Ben Moshe has served as a director since May 2024 and as a member of the Audit Committee since October 2024.  Mr. Ben Moshe has served as the founder and Chief Executive Officer of Lumana since August 2021, a company developing an AI platform to analyze and manage visual data. Mr. Ben Moshe previously served as Chief Incubation Officer, Corporate Vice President, and General Manager of Emerging Growth Incubation at Intel Corporation, as well as other roles at Intel Corporation from January 2012 until August 2021, including VP and GM of RealSense, VP and GM of Hardware Engineering, Senior VP of Sensing Technologies of Mobileye, and GM of EyeC LIDAR and EyeC Radar. Mr. Ben Moshe was the founder and served as Chief Executive Officer of Invision Ltd. from January 2009 until January 2012.  Mr. Ben Moshe received his B.Sc. degree in Computer Science in 2007 and M.Sc. degree in Computer Science in 2010, both from the Technion – Israel Institute of Technology.  In addition, Mr. Ben Moshe is a 2018 graduate of the Stanford Executive Program at Stanford University’s Graduate School of Business.

Carolin Seward has served as a director since December 2024, and as a member of the Compensation Committee since January 2025.  Ms. Seward has served as Vice President of Custom Silicon Sourcing and Operations at Google, in its Platforms and Devices Group, since April 2022.  Prior to her role at Google, Ms. Seward held several executive positions at Intel Corporation, including Vice President of Global Supply Chain and External Manufacturing Sourcing, Vice President of the Data Solutions Group, Customer Experience and Fulfillment, and Vice President of Capital Equipment Development, Technology Manufacturing Group.  Ms. Seward received her B.Sc. degree in Materials Engineering from San Jose State University and an M.B.A. degree from Pepperdine University.

In accordance with an exemption from the Israeli law requirement to have external directors (within the meaning of the Israeli Companies Law) serving on our Board of Directors, we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable Nasdaq Stock Market rules) applicable to U.S. domestic issuers.  In addition, the composition of our CGN Committee complies with the requirements of the Nasdaq Stock Market rules applicable to U.S. domestic issuers.

The Board of Directors performs a comprehensive evaluation of its performance on an annual basis to, among other things, identify areas where the Board could benefit from additional skills and expertise, as well as identify any gaps in skills or competencies. This evaluation also assesses the effectiveness and efficiency of the operation of the Board and its committees as well as each director’s contribution to the boardroom discussions and commitment to the role. During the most recent annual self-assessment, the Board of Directors discussed ways to enhance risk oversight as well as strategic contribution and insight.

The Company is committed to its environmental, social and governance (“ESG”) program, with a corporate focus on social contribution, responsibility and sustainability through various initiatives and activities aimed at promoting ESG principles. We have issued a dedicated report outlining our ESG policies, including our strategy and long-term plan and targets, which may be viewed on our website at www.towersemi.com.  We engage in voluntary ESG initiatives and commitments (such as disclosures, certifications, and improvement goals, among others) to increase the Company’s contribution to society and our environment. The CGN Committee advises our Board of Directors on ESG-related matters and oversees the Company’s ESG initiatives and activities, including related trainings, which are designed to foster understanding, commitment and engagement with ESG practices throughout the organization.  In addition, the CGN Committee and the Board of Directors oversee the Company’s climate risk program, including climate risk identification, assessment and management, in order to ensure compliance with applicable standards and industry frameworks.

Subject to their election at the Meeting, the directors (other than Mr. Amir Elstein and Mr. Russell Ellwanger, whose compensation is addressed separately below) shall receive the cash compensation in the amounts that were approved by our shareholders at the annual general meeting held on July 31, 2024, namely an annual fee of $75,000, a committee annual fee between $6,000 to $10,000 (depending on the specific committee) and in addition, a committee chairperson annual fee between $6,000 to $10,000 (depending on the specific committee).  In addition, at the Meeting, shareholders are being asked to approve the award of equity-based compensation to the foregoing directors (see Proposal 6).  For the proposed cash and equity-based compensation of Mr. Amir Elstein and Mr. Russell Ellwanger, see Proposals 2, 4 and 5.  If elected at the Meeting, all of the directors shall continue to benefit from exemption and indemnification agreements previously entered into with each of them, in the form approved by the shareholders in August 2011, as well as from the Company’s directors’ and officers’ liability insurance, as in effect from time to time.

In 2025, the Board held a total of six meetings. The average director attendance at Board meetings was 98% and at committee meetings was 98%. The table below reports individual director attendance at meetings of the Board of Directors and applicable committees during 2025, for the periods in which the director served on the Board and respective committee(s).

	Board Meetings	Audit Committee Meetings	Compensation Committee Meetings	CGN Committee Meetings
Amir Elstein	6/6
Russell C. Ellwanger	6/6
Kalman Kaufman	6/6			6/6
Dana Gross	6/6		7/7	6/6
Yoav Z. Chelouche	5/6	5/5		6/6
Iris Avner	6/6	5/5
Dr. Michal Vakrat Wolkin	6/6			6/6
Avi Hasson	6/6	4/5	7/7
Sagi Ben Moshe	6/6	5/5
Carolin Seward	6/6		7/7

If any director nominee is unable to serve (an event that is not anticipated), the persons named as proxies in the proxy card will vote the Ordinary Shares for the election of such other nominee(s) as the Board of Directors may propose.

Each of the director nominees named above has certified that he/she meets all the requirements for election as a director of a publicly traded company under the Israeli Companies Law and possesses the necessary qualifications and has sufficient time to fulfill his/her duties as a director of the Company, taking into account the Company’s size and specific requirements.

Proposal

The shareholders are being asked to elect each of Amir Elstein, Russell Ellwanger, Kalman Kaufman, Dana Gross, Yoav Chelouche, Iris Avner, Dr. Michal Vakrat Wolkin, Avi Hasson, Sagi Ben Moshe and Carolin Seward, in each case to hold office until our next annual general meeting of shareholders and until their respective successors are duly elected, subject to our articles of association and applicable law, and approve the terms of their cash compensation in such capacity (other than with respect to Mr. Amir Elstein and Mr. Russell Ellwanger, whose cash compensation is addressed in Proposals 2 and 4, respectively).

Vote Required

The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting, in person, by proxy or voting instruction form or voting via the Electronic System, voting on the matter is required to elect each of the director nominees and approve their cash compensation.  Each director nominee and his/her cash compensation terms shall be voted on separately.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the election of each of the director nominees named above and their cash compensation terms (other than Mr. Amir Elstein, whose compensation is addressed in Proposal 2, and Mr. Russell Ellwanger, whose annual base salary is addressed in Proposal 4).

PROPOSAL 2
APPROVAL OF APPOINTMENT OF MR. AMIR ELSTEIN AS THE CHAIRMAN OF THE
BOARD OF DIRECTORS TO SERVE UNTIL THE NEXT ANNUAL MEETING OF
SHAREHOLDERS AND APPROVAL OF HIS COMPENSATION TERMS

Background

According to the Company’s Articles of Association, our shareholders are required to appoint a member of the Board of Directors to serve as Chairman of the Board.

The Board of Directors has nominated Mr. Amir Elstein, who has served as Chairman of the Board since January 2009, to continue to serve as the Chairman of the Board of Directors until the next annual general meeting of shareholders and until his successor is duly appointed, subject to the approval of his election as a director at the Meeting (see Proposal 1).

The Compensation Committee and Board of Directors have determined that the terms of compensation currently provided to Mr. Elstein for service as the Chairman of the Board of Directors, which were initially approved by the Company’s shareholders in 2013 and are consistent with the Company’s Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), as currently in effect and as proposed to be approved at the Meeting (see Proposal 3), remain appropriate. Accordingly, the Compensation Committee and Board of Directors approved, subject to shareholder approval, that if reappointed as Chairman of the Board of Directors at the Meeting, Mr. Elstein’s compensation for services in such capacity will remain unchanged at $600,000 per annum. Half of such amount will be paid in monthly cash installments of $25,000 (gross) each and will be subject to applicable withholding taxes, and the remaining half will be paid in time-based vesting restricted share units (“RSUs”).  The RSUs shall vest over a three-year period following the date of grant, such that one-third of the RSUs shall vest on each of the anniversaries of the date of grant, subject to applicable withholding taxes. In accordance with the current and proposed Compensation Policy and common practice, in the event that Mr. Elstein’s service as the Chairman of the Board of Directors is terminated for any reason other than for cause, including by way of resignation, prior to the third anniversary from the date of grant, as Mr. Elstein has served on the Board of Directors for more than five years, all unvested RSUs shall accelerate.

In accordance with the current and proposed Compensation Policy, Mr. Elstein, as Chairman of the Board of Directors, is subject to a minimum stock ownership requirement, which requires the Chairman of the Board of Directors to own Ordinary Shares (excluding, for this purpose, Ordinary Shares underlying unvested RSUs, unearned PSUs and unexercised options) with a minimum value equal to at least 50% of his annual cash compensation, in order to further align the interests of our executives and our shareholders.  As of the date of this Proxy Statement, Mr. Elstein is in compliance with this minimum shareholding requirement.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to appoint Mr. Amir Elstein as the Chairman of the Board of Directors of the Company to serve until the next annual meeting of shareholders and until his successor is duly appointed, and to approve the terms of his compensation in such capacity, as described in Proposal 2 of the Proxy Statement, subject to approval of his election as a director under Proposal 1.

Approval Required

The approval of Proposal 2 requires the affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting and voting on the matter, in person or by proxy, voting instruction form or via the Electronic System.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 3
APPROVAL OF AMENDED AND RESTATED COMPENSATION POLICY FOR DIRECTORS
AND EXECUTIVE OFFICERS

           Under the Israeli Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders (within the meaning of the Israeli Companies Law), including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit.  The compensation policy must be approved at least once every three years, by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by the Special Majority (see above “Vote Required for Approval of the Proposals”). In addition, the board of directors is required to periodically examine the compensation policy, as well as the need to adjust the policy in the event of a material change in the circumstances prevailing at the time of the adoption of the compensation policy or for other reasons.  The Company’s current Compensation Policy was approved by the shareholders at the annual general meeting held in July 2023 and was subsequently amended by the shareholders in July 2024 (the “Existing Compensation Policy”).

Since the adoption of the Existing Compensation Policy in July 2023, the Company has experienced exceptional growth and transformation in market share, capacity and revenue, driven in large part by the rapid expansion of the AI, data center and RF infrastructure-related semiconductor industry.  During this period, the scale of the Company’s business, the complexity of its operations, the differentiation and strategic importance of its technology and intellectual property, and its criticality to market leaders and to its top tier customers have all increased dramatically. This evolution has delivered substantial value for shareholders: $29.8 billion market capitalization on May 20, 2026, just prior to the filing date of this proxy statement, is approximately seven times its market capitalization when the Existing Compensation Policy was approved by shareholders roughly three years ago (on July 3, 2023).  Looking ahead, this momentum may continue and further intensify, as AI adoption, compute demand, data center and RF infrastructure demand and semiconductor innovation accelerate across global markets.

In light of this transformation, it is essential that the Company’s Compensation Policy evolve in step with its profile, strategic trajectory, and competitive environment. To continue attracting, retaining, and motivating the critical executive talent and leadership required to sustain the Company’s performance and guide the business through its next phase of growth, the Company must ensure that its executive compensation framework remains aligned with its current size and scope of operations, as discussed further below, and with prevailing market practice. The proposed updates to the Existing Compensation Policy, as detailed below, are intended to achieve that alignment and reflect the reality that executive talent in the Company’s sector operate in an increasingly competitive market, where leadership capabilities, technological depth, and strategic execution are key differentiators. Certain aspects of the proposed Compensation Policy updates are intended to support a smooth and thoughtful succession planning strategy given the longer tenure of many of the Company’s senior executives.  Updating the Company’s compensation policy is therefore imperative strategically for purposes of preserving the Company’s growth trajectory, strengthening leadership, and maintaining a competitive position in a fast-evolving market.

In accordance with the requirements of Israeli law, which mandate that the Compensation Policy be reviewed and reapproved at least once every three years, our Compensation Committee conducted a comprehensive review of our Existing Compensation Policy in connection with its recommendation to the Board of Directors. As part of such review, the Compensation Committee retained FW Cook, an independent global compensation consultant, to perform executive compensation benchmarking and to provide advisory services regarding prevailing global trends in executive compensation, with the aim of aligning the compensation of the Company’s executives with that of peer companies and advising on changes to the Existing Compensation Policy.  In the fall of 2025, the previously developed peer group was reviewed by the Compensation Committee to evaluate its appropriateness in preparation for FW Cook’s compensation benchmarking review for purposes of establishing the 2026 compensation program. Given that Tower’s market capitalization increased significantly, from $3.0 billion when the peer group was originally developed in the fall of 2023, to $9.2 billion as of November 4, 2025 when the peer group was reviewed, the peer group was updated to ensure that, as of such time, the revenue and market capitalization of the peer companies (companies operating in the semiconductor industry as well as companies in the broader high technology sector) were within an appropriate range.  Of the 18 peer companies from the fall of 2023, eight were removed from the peer group either due to their market capitalization, as of November 4, 2025, falling below the applicable range, an insufficient business fit, or acquisition.  Seven semiconductor and related companies were added to the peer group, with market capitalizations more closely aligned with Tower’s as of November 4, 2025, and the median market capitalization of the updated peer group was $8.65 billion as of November 4, 2025. The full list of the global peer group companies is attached hereto as Exhibit B.  It is important to note, as detailed at the beginning of this Proposal 3, that since November 2025, the Company’s market capitalization grew significantly and as such, the peer group data were adjusted using regression analysis to be representative of Tower’s $19.7 billion market capitalization on March 31, 2026.

The peer group consists solely of U.S.-based companies, as certain of the Company’s senior executives are based in the United States and the Company competes for executive talent on a global scale. For example, the Company’s Chief Executive Officer was recruited from the United States, and other officer positions are held by non-Israelis.  Additionally, the United States constitutes our largest reported geographic region by revenue, representing 42% of the Company’s 2025 revenue.  Furthermore, there are very few Israeli public companies of comparable scale traded on NASDAQ or other US stock exchanges and/or on TASE, particularly in the semiconductor or related high-technology sector.  Given the highly competitive nature of the semiconductor industry, attracting and retaining top executive talent is extremely challenging and vitally important. Consistent with our philosophy of promoting equity ownership and aligning executives’ interests with those of our shareholders, the Compensation Committee believes that it is necessary and appropriate to offer competitive levels of short-term and long-term incentive compensation, while remaining within appropriate parameters with respect to target pay levels, program structure and dilution.

The Compensation Committee also conducts an annual review of executive officer and director compensation.  As part of this year’s review, the Compensation Committee retained FW Cook to perform a comprehensive benchmarking exercise, which included an evaluation of executive compensation in comparison to the defined peer group, relevant survey data, as well as consideration of local benchmark data and global industry trends.  The Compensation Committee considered the structure, components and amounts paid under the executive compensation programs of other comparable peer companies, as derived from public filings and other sources. Our Compensation Committee believes that obtaining relevant market data is essential to determining executive compensation, as it provides a valuable reference point and useful context for decision-making, including information on the range of competitive pay levels and current compensation practices within the Company’s industry.

In reviewing the Existing Compensation Policy, the Compensation Committee also considered the Company’s improved circumstances as compared to those prevailing at the time the Existing Compensation Policy was adopted, including the fivefold increase in the Company’s market capitalization, from approximately $4 billion as of March 31, 2025 to approximately $20 billion as of March 31, 2026, as well as its year-over-year and quarter-over-quarter growth in revenue, cash flow, and margins during 2025, together with the Company’s growth forecasts for 2026. In addition, the Compensation Committee considered the various factors set forth in the Israeli Companies Law, the Company’s long-term strategy, risk management approach, and current size and the scope of its operations.

As part of the Compensation Committee’s determination of the specific changes to the compensation policy proposed below, the Committee reviewed key provisions from the compensation policies of the eight largest Israeli companies (based on 2025 average market capitalization, which relates to their latest compensation year) that file proxy statements under Israeli governance rules and are also listed on a US stock exchange (like Tower), as summarized by FW Cook. The eight companies are in various industries (none are semiconductor manufacturers) and are listed hereto in Exhibit C. The sample companies ranged from $7.7 billion to $22.4 billion in 2025 average market capitalization, with a median of $10.6 billion. They ranged from $3.5 billion to $38.9 billion as of March 31, 2026 market capitalization, with a median of $10.2 billion on March 31, 2026. FW Cook found varying practices with regard to how these companies’ CEO equity compensation limits are defined in their compensation policies – five defined it as a percentage of market capitalization, two defined it as a dollar value, and one defined it as the lesser of a multiple of salary and a percentage of market capitalization. If the companies that use a dollar value or salary multiple approach for their CEO equity compensation limits are converted to a percentage of market capitalization (as of March 31, 2026), the resulting range of CEO equity compensation limits is 0.01% to 0.40% of market capitalization, with a median of 0.25%.

The proposed updated Tower CEO equity compensation limit under the Amended Compensation Policy is equivalent to $14,064,167 if Proposal 4 is approved at the Meeting (calculated based on the CEO’s proposed 2026 salary). This dollar amount is equivalent to 0.07% of Tower’s $19.7 billion market capitalization on March 31, 2026, and 0.05% of Tower’s $29.8 billion market capitalization on May 20, 2026 (just prior to the filing date of this proxy statement). This is a significantly lower potential sharing rate than the 0.25% median benchmark observed among the eight Israeli companies referenced above. Furthermore, the proposed Tower CEO equity compensation limit results in a meaningfully lower 2026 potential CEO equity compensation grant value as a percentage of market capitalization when compared to Tower’s 2025 CEO actual grant, which had a grant value of $8,757,911 and was 0.17% of Tower’s $5.2 billion market capitalization on July 30, 2025 (i.e., date of 2025 annual general meeting of shareholders when the 2025 award was approved by shareholders). The Committee believes that this competitive analysis of Israeli company practices, as well as the significant year-over-year decrease in the potential 2026 grant value as a percentage of market capitalization further support the reasonableness of both the CEO compensation limit adjustments in this Proposal 3 and the 2026 CEO total equity grant amount proposed in Proposal 5. Additionally, unlike the approach used by most of the eight Israeli companies referenced above, Tower’s approach of capping our executives’ equity compensation based on multiples of salary rather than a percentage of market capitalization is in the best interests of shareholders because it ensures that Tower’s grant values cannot scale in a linear manner with market capitalization from year to year, even as Tower experiences extraordinary market capitalization growth.

Accordingly, in consideration of the foregoing and based on the benchmarking exercise data of both the compensation peer group and the reference group of eight Israeli companies, the Compensation Committee concluded that certain amendments to the Existing Compensation Policy are necessary to enable the Company to provide appropriate, market-competitive compensation, in a manner consistent with market practices in the Company’s industry, to be paid to the Company’s Chief Executive Officer and other executives, as described below.  The following is a summary of the proposed primary amendments to the Existing Compensation Policy.  The following summary is qualified in its entirety by reference to the full text of the proposed amended and restated Compensation Policy, which is attached as Exhibit A to this Proxy Statement marked to show changes to the Existing Compensation Policy (the “Amended Compensation Policy”).  The Existing Compensation Policy and the Amended Compensation Policy are referred to collectively as the “Compensation Policies.”

•
In Section 4.2, the ratio of fixed compensation to total variable compensation that may be awarded over a calendar year has been updated, due to the proposed increase in the maximum value of equity awards and the additional performance-based equity awards that may be granted, as described below, to 1:20 for the Chief Executive Officer and 1:14 for each Other Executive Officer (as defined in the Amended Compensation Policy).

•
In Section 8.2, clarification has been added to provide that a sign-on bonus, if any is granted, shall be awarded in addition to any annual award granted to an executive officer, and the sign-on bonus may be comprised of either: (i) cash that shall not exceed a gross amount of up to one times annual base salary (which remains the same as provided under the Existing Compensation Policy); or (ii) equity with an aggregate value of up to two annual base salaries. This grant is intended to enable the Compensation Committee and the Board of Directors to recruit high-quality, experienced personnel in the current increasingly competitive market in our industry to support the Company’s growth. This grant may also include a make-whole award to replace forfeited equity compensation at a new-hire executive’s previous employer, which may be needed from time to time to enable hiring experienced, quality talent, consistent with market practice, especially following the recent increase in share prices and unvested equity values within our industry.  Any equity sign-on bonus or make-whole award granted pursuant to Section 8.2 shall consist of RSUs and PSUs, with a minimum of 60% of the award value being in PSUs, and shall vest as follows: not more than 50% of the grant shall vest on the first anniversary of the date of grant, and the remaining 50% or more may vest over a minimum of two years from the first anniversary of the date of grant (i.e., at least three year vesting in total).  Such grant will be subject to the same “change in control” provisions applicable to Tower’s other equity awards granted to executives. Given the sign-on bonus’s one-time, case-by-case nature, it shall not be subject to the terms and limitations of Sections 4, 14 and 18 of the Amended Compensation Policy. Given the lack of Israel-based semiconductor companies of comparable scale and market capitalization, these changes are intended to enable Tower to have more flexibility when competing for talent with semiconductor companies located in the US, where it is typical to provide larger-than-normal equity compensation to new-hires in their first year (it being understood that such compensation levels will be expected to normalize in years following the transition year), and to provide make-whole awards when necessary, which is supported within the US proxy voting policies published by leading proxy advisor firms.

•
In Section 9.3, the possible weightings applicable to the executive performance objectives (“MBO”) metric categories for purposes of the annual bonus have been broadened to provide the Compensation Committee and the Board of Directors with greater flexibility and to enable consideration of external factors and special emphasis on certain metrics when providing the Company with guidelines for the establishment of the next year’s MBOs.

•
In Section 10.2, the potential chief executive officer’s bonus upside has been increased to 200% of target in order to allow for an additional benefit in the event that the chief executive officer exceeds the defined targets through outstanding performance, warranting entitlement to additional compensation, consistent with peer group practice.  In addition, a provision has been added providing that the Board of Directors may, at its discretion, establish additional threshold(s) below which no bonus payout will be paid to the chief executive officer.  This provision has also been added to Section 10.3 with respect to the Other Executive Officers.

•
In Section 14.3, the maximum value of equity, calculated in accordance with the Equity Calculation Model (as defined in the Amended Compensation Policy), that may be granted annually to the chief executive officer has been increased to an amount equal to 13 times the chief executive officer’s annual base salary, and, with respect to each Other Executive Officer, to an amount equal to 7 times such Other Executive Officer’s annual base salary, in order to enable the Company to provide its executives with competitive market compensation that aligns with the compensation practices of its peer group.

•	In Section 14.6, it has been clarified that performance-based RSUs will vest at target performance in the event of acceleration of equity awards due to death.

•
In Section 14.8, the shareholding guidelines have been updated to reflect the current compliance of all officers and directors who have served on the Board of Directors since the Board adopted the guidelines, and to clarify that officers and directors elected or appointed (as applicable) subsequent to the date on which the Board of Directors approved the shareholding guidelines are required to attain full compliance with the guidelines in accordance with the same mechanism and time period, with the necessary applicable changes.

•	In Section 16.2, it was clarified that severance pay may not be paid to Israeli officers upon dismissal if severance pay is not payable under applicable Israeli law.

•
In Section 18, the structure of a qualified retirement program was added, under which eligible executive officers may receive continued vesting of equity awards up to a specified period if an executive officer notifies the Company of his or her desire to leave employment with the Company under the terms of the program, including the agreement of the executive officer to a certain transition period (for the Company’s benefit) and to certain post-separation restrictive covenants.

•
In Section 21, the maximum aggregate limit of liability under directors’ and officers’ insurance that may be procured by the Company from time to time has been increased to no more than $175 million per claim and in the aggregate for each insurance period, in accordance with benchmark data for similarly situated companies.

•
In Section 22, a joining equity grant has been added for newly appointed directors whose appointment to the Board was approved by the Board of Directors more than three months prior to the Company’s next annual general meeting of shareholders.  In accordance with the Israeli Companies Law and our Articles of Association, the Board of Directors may appoint a director to serve on the Board until the Company’s next annual general meeting of shareholders; however, the Existing Compensation Policy does not provide for the grant of equity-based compensation to such a director in respect of such interim service period. Accordingly, the proposed joining grant is in order to provide for the award of equity-based compensation to newly appointed directors who join the Board a substantial period of time before the next annual general meeting.

The Company is a global foundry player that competes with peers around the world for market share and technological leadership, primarily in the United States and the Far East, and also competes to retain key employees and to recruit new skilled and talented personnel.  The Compensation Committee conducted a thorough analysis of current global trends in executive compensation, with particular emphasis on the Company’s peer companies, before defining and recommending the proposed amendments to the Existing Compensation Policy.  Over the past five years, approximately two-thirds of the average daily trading of the Company’s Ordinary Shares occurred on Nasdaq, while approximately one-third of its average daily trading occurred on the TASE, demonstrating the Company’s strong presence in the global capital markets.  The Compensation Committee has always been attentive to shareholders’ interests and intends to remain so in the future, and it will also continue to monitor and adapt to market best practices, while remaining mindful of dilution and burn rates in connection with equity plans and grants.  As set forth in both Compensation Policies, the total shares underlying outstanding RSUs, PSUs and other equity-based compensation awards granted by the Company may not, at any time, exceed 10% of the Company’s fully diluted issued share capital.  The Company’s historical equity burn rate is reasonable for a company of Tower’s size and industry. The Company will continue to monitor its equity usage in future years in an attempt to ensure that its equity burn rate remains within competitive market norms.

In accordance with the Israeli Companies Law, to the extent not approved by shareholders, the Compensation Committee and the Board of Directors may nonetheless approve the Amended Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is believed to be in the best interests of the Company.  If the Amended Compensation Policy is approved at the Meeting, then according to the Israeli Companies Law, the Compensation Policy must be re-approved by shareholders within three years of such date, and shall be subject to periodic assessments by our Board of Directors in accordance with the Israeli Companies Law.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the Amended Compensation Policy, in the form attached as Exhibit A to the Proxy Statement.”

Approval Required

The approval of Proposal 3 requires the affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting and voting on the matter, in person or by proxy, voting instruction form or via the Electronic System.  In addition, under the Israeli Companies Law, the approval of Proposal 3 is also subject to the fulfillment of the Special Majority. For additional details, see “Vote Required for Approval of the Proposals” above.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the foregoing resolution.

PROPOSAL 4
APPROVAL OF AN INCREASE IN THE BASE SALARY OF MR. RUSSELL ELLWANGER,
OUR CHIEF EXECUTIVE OFFICER

Background

Mr. Russell Ellwanger has served as the Company’s Chief Executive Officer since May 2005.  Mr. Ellwanger has also served as a director since September 2016, and serves as Chairman of the Board of Directors of the Company’s subsidiaries (see Proposal 1 for Mr. Ellwanger’s biographical information).  Mr. Ellwanger also served as a director of the Company between May 2005 and April 2013.

Under the Israeli Companies Law, the terms of service of a chief executive officer and modifications to such terms of service, require the approval of the Compensation Committee, the Board of Directors and (subject to limited exceptions) the shareholders of the Company by the Special Majority (see above “Vote Required for Approval of the Proposals”), in that order.

As detailed in Proposal 3, our Compensation Committee and Board of Directors conducted an annual review of the compensation of Mr. Russell Ellwanger, our Chief Executive Officer, including his cash-based compensation. In conducting this review, they considered current market trends in executive compensation, based on data presented by FW Cook, an independent global compensation consultant, in order to ensure that Mr. Ellwanger’s compensation components and total compensation remain aligned with industry benchmarks.  For additional information, see Proposal 3.  The Compensation Committee and the Board also considered factors specific to Mr. Ellwanger and his role, including his prior U.S. and global professional experience, his responsibilities as Chief Executive Officer of a company with global operations and multiple geographic sites, his long and successful tenure at Tower, the Company’s position as a global leader in the semiconductor industry, the global nature of the companies that may compete to recruit him, and the significance of his achievements to date in contributing to the Company’s growth and success. In addition, the Compensation Committee and the Board considered Mr. Ellwanger’s extensive professional experience, skills and comprehensive knowledge of the semiconductor industry, including his technical and operational expertise and his familiarity with customers, vendors and the market, which make him uniquely qualified and have enabled him to lead the Company and its subsidiaries worldwide to compete successfully, gain market share and improve financial performance since he joined the Company.

Given the highly competitive and fast-growing industry in which the Company operates, attracting and retaining top executive talent is extremely challenging and vitally important. The Company’s ability to execute its strategy, its future success and the promotion and protection of the interests of its shareholders depend greatly on its continuing ability to retain highly qualified and skilled employees. The Compensation Committee believes that it is necessary and appropriate to maintain competitive levels of short-term and long-term incentive compensation in order to support retention, while remaining within appropriate parameters for amounts, program structure and dilution.

The Compensation Committee and the Board of Directors are attentive to shareholders’ feedback and strive to align Mr. Ellwanger’s compensation terms with market best practices, with the goal of maintaining a competitive pay program that incentivizes strong performance for the benefit of the Company’s shareholders.  The Compensation Committee and the Board of Directors target Mr. Ellwanger’s compensation level at competitive levels relative to the Company’s peer group, taking into account his exceptional performance and ongoing contribution to the Company’s growth and profitability. Based on such review, the Compensation Committee and the Board of Directors concluded that, subject to shareholder approval, Mr. Ellwanger’s annual base salary should be increased by 5%, from $1,030,342 to $1,081,859, effective as of the date of the Meeting, which amount approximates the 75th percentile of the peer group.  The proposed increase in the annual base salary of Mr. Russell Ellwanger is consistent with both the Existing Compensation Policy and the Amended Compensation Policy.

 Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the increase in the annual base salary of Mr. Russell Ellwanger, the Company’s Chief Executive Officer, as described in Proposal 4 of the Proxy Statement.

Approval Required

The approval of Proposal 4 requires the affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting and voting on the matter, in person or by proxy, voting instruction form or via the Electronic System.  In addition, under the Israeli Companies Law, the approval of Proposal 4 is also subject to fulfillment of the Special Majority.  For additional details, see “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 5
APPROVAL OF GRANT OF AN ANNUAL EQUITY-BASED AWARD TO MR. RUSSELL
ELLWANGER, OUR CHIEF EXECUTIVE OFFICER

Background

Under the Israeli Companies Law, the terms of service of a chief executive officer, including the award of equity-based compensation, require the approval of the Compensation Committee, the Board of Directors and (subject to limited exceptions) the shareholders of the Company by the Special Majority (see above “Vote Required for Approval of the Proposals”), in that order.

As detailed in Proposal 3, the Company has experienced exceptional growth and transformation over the past three years, driven in large part by the rapid expansion of the AI-related semiconductor industry, data center and RF infrastructure-related semiconductor industry, resulting in substantial value creation for shareholders: $29.8 billion market capitalization on May 20, 2026, just prior to the filing date of this proxy statement, is approximately seven times its market capitalization when the Existing Compensation Policy was approved by shareholders roughly three years ago (on July 3, 2023).  In order for the Company to continue its strategic trajectory and achieve the next phase of growth, the Company must ensure that its executive compensation practices remain aligned with its peer group and prevailing market practice to retain and motivate critical executive talent and leadership in an increasingly competitive market for specialized semiconductor expertise.

To this end, our Compensation Committee and Board of Directors conducted an annual review of the compensation of our executives, including Mr. Russell Ellwanger, our Chief Executive Officer, including his equity-based compensation, taking into consideration current market trends in executive compensation, as presented by FW Cook, an independent global compensation consultant, to ensure that both the compensation components and total compensation remain aligned with industry benchmarks.  For additional information, see Proposal 3.

In conducting this review, the Compensation Committee examined various equity mechanisms with the objective of aligning with market practices, while continuing to set ambitious long-term goals that are aligned with shareholder interests, as well as providing appropriate incentives for Mr. Ellwanger to drive Company outperformance and to promote ownership and encourage retention.  To achieve these objectives, the Compensation Committee structured a mix and relative weighting of the equity components described below.  This structure is designed to be complementary as (i) the RSUs serve as a retention incentive and reinforce a culture of ownership and commitment to the Company by providing value even during periods of market or stock price underperformance, while (ii) the PSUs offer the potential for additional value based on outperformance, reinforcing the pay-for-performance nature of the long-term incentive grants and the overall executive compensation program, with the goal of linking the Chief Executive Officer’s compensation to performance targets that directly align with the Company’s business strategy and his responsibilities and duties.  The PSU structure, as described below, aligns with current market trends in terms of performance metrics and vesting structure.

In addition, the Compensation Committee evaluated and reviewed several considerations, including (i) the Company’s significant financial performance in 2025 and through the first quarter of 2026, as evidenced by the Company’s strong balance sheet and its financial ratios, shareholders’ equity and profit margins as of December 31, 2025 and March 31, 2026, as well as its substantially increased market capitalization during the period and to date (for additional details, see Proposal 3); and (ii) the complexity of the Company’s global operations, as evidenced by its geographically-diversified revenue mix and manufacturing facilities located in multiple regions, which require specific capabilities, talents, and skill sets to manage effectively.  The Compensation Committee also reviewed Mr. Ellwanger’s total target compensation to ensure that it appropriately recognizes the Company’s strong performance and also incentivizes Mr. Ellwanger to continue to deliver strong future performance following the Company’s 392% stock price increase from March 31, 2025 to March 31, 2026.  The Committee determined to recommend the CEO’s annual equity compensation at 10 annual base salaries for 2026 as detailed below and provide an additional one-time 3 annual base salaries equity award in recognition of the Company’s and Mr. Ellwanger’s extraordinary performance, with particular emphasis on incentivizing continued outperformance through the additional equity performance based compensation that is subject to attainment of defined targets, under the same 60% PSUs and 40% RSUs structure as the regular 10 annual salary equity award.  Assuming both Proposals 4 and 5 are approved at the Meeting, Mr. Ellwanger’s target total compensation will be above the median, but within the range of the aforementioned global peer group, as set forth on Exhibit B.  The peer group benchmark data is derived from proxy statements filed by the peer group companies in 2025, which disclose executive compensation for 2024, when most of the peer companies had even lower market capitalizations.

Tower’s $19.7 billion market capitalization (as of March 31, 2026) was among the three highest market capitalizations in the peer group as of the time of peer selection (November 4, 2025), and well above the $13.4 billion 75th percentile market capitalization of the peer group. This gap has significantly widened as the Company’s market cap grew threefold since November 2025, with the Company’s further increased market capitalization to $29.8 billion as of the date of this proxy statement. Accordingly, the Company’s significantly higher market capitalization, which reflects the substantial value created for shareholders and the increased scale and complexity of the Company's operations, further strengthens the need to provide equity compensation that aligns with the Company’s enhanced position and financial performance.  FW Cook’s professional experience gleaned from working with many semiconductor and other high-tech companies over many years has emphasized that market capitalization is much more correlated with senior executive equity grant values than is trailing revenue, which is why the Compensation Committee carefully evaluated Tower’s market capitalization growth and positioning vs. peers before formulating its equity compensation-related decisions.  Informed by FW Cook’s professional interpretation of the benchmark data as it relates to Tower’s market capitalization and scope of operations in 2026, the Compensation Committee believes that Mr. Ellwanger’s proposed compensation is in an appropriately competitive range relative to similarly sized companies operating in the semiconductor industry.

As a further evaluation to ensure the proposed CEO equity grant amount is reasonable, the Committee reviewed the peer group CEO equity grant amounts as a percentage of market capitalization on the date of grant and found that the median benchmark was 0.11%. The proposed 2026 Tower CEO equity compensation is $14,064,167 in total if Proposal 4 is approved. This is equivalent to 0.07% of Tower’s $19.7 billion market capitalization on March 31, 2026, and 0.05% of Tower’s $29.8 billion market capitalization on May 20, 2026 (just prior to the filing of this proxy statement). This is a significantly lower sharing rate at Tower than the 0.11% peer median benchmark, which is based on their 2024 equity awards reported in 2025 proxies, as researched by FW Cook before 2026 proxies were released.

As a secondary check of reasonableness after the Compensation Committee and Board of Directors determined 2026 CEO compensation levels in March 2026 (subject to shareholder approval), FW Cook ran an analysis of a subset of the peer group using 2026 proxies, which was comprised of the five peers that were closest in market capitalization at the time of grant in 2025 to Tower’s $29.8 billion market capitalization on May 20, 2026. These five peers were Coherent, Entegris, Monolithic Power, ON Semi, and Teradyne, and their market capitalizations ranged from $10.7 billion to $32.0 billion at the time they made their CEO equity grants in fiscal 2025. The median CEO equity grant as a percentage of market capitalization was 0.07% among this peer group subset, which further supports the reasonableness of Tower’s proposed 2026 CEO equity award, which is 0.05% of market capitalization (based on Tower’s $29.8  billion market capitalization on May 20, 2026). FW Cook excluded the peer companies with lower market capitalization from this secondary analysis of 2026 proxies because it observed an inverse relationship between peer market capitalization and CEO equity grant value as a percentage of market capitalization (i.e., smaller-cap peers tended to have higher sharing rates, which would have resulted in a higher median benchmark if they were included).

Based on their evaluation and assessment, in March 2026, each of the Compensation Committee and Board of Directors approved, subject to shareholder approval, the award of the following equity grants to Mr. Ellwanger:

(a)
An equity grant in the value of 13 times his annual base salary, which includes an annual grant that is 10 times his annual base salary plus an outperformance grant that is 3 times his annual base salary (i.e., $14,064,167 if Proposal 4 is approved at the Meeting (i.e., calculated based on the adjusted salary) or $13,394,446 if Proposal 4 is not approved at the Meeting), comprised of:

(i)	40% time-based vesting RSUs (the “Base RSUs”); and

(ii)	60% PSUs (the “Base PSUs”), comprised of two types, as follows:

(1)	66% of the Base PSUs (in the value of $5,569,410 if Proposal 4 is approved at the Meeting or $5,304,201 if Proposal 4 is not approved at the Meeting), are referred to as “Base PSUs Type 1”; and

(2)	34% of the Base PSUs (in the value of $2,869,090 if Proposal 4 is approved at the Meeting or $2,732,467 if Proposal 4 is not approved at the Meeting), are referred to as “Base PSUs Type 2”.

(b)	Additional PSUs (the “Upside PSUs”), comprised of two types, as follows:

(i)
Upside PSUs with a value of up to 50% of the maximum value of the Base PSUs Type 1 (i.e., up to $2,784,705 if Proposal 4 is approved at the Meeting or up to $2,652,100 if Proposal 4 is not approved at the Meeting), referred to as “Upside PSUs Type 1”; and

(ii)
Upside PSUs with a value of up to 100% of the maximum value of the Base PSUs Type 2 (i.e., up to $2,869,090 if Proposal 4 is approved at the Meeting or up to $2,732,467 if Proposal 4 is not approved at the Meeting), referred to as “Upside PSUs Type 2”.

If approved at the Meeting, the RSUs and PSUs shall vest as follows:

•          Base RSUs. The time-based vesting RSUs will vest over a three-year period, such that one-third shall vest at the end of each year over the three-year period from the date of the Meeting.

•          Base PSUs Type 1 and Upside PSUs Type 1 (together, the “PSUs Type 1”).

o          Base PSUs Type 1: The vesting of the Base PSUs Type 1 is contingent on the attainment of certain pre-defined financial performance measures of net profit before tax and consolidated revenue for the year ended December 31, 2026, as determined by the Compensation Committee and Board of Directors (the “FY2026 Performance Measures”), weighted equally.  The net profit before tax metric underscores the importance of consistent strong profitability, and the consolidated revenue metric emphasizes the significance of the Company’s market share in the semiconductor specialty analog foundry industry and its large-scale operations.  These two performance measures are reported within the Company’s annual financial statements, which are prepared in accordance with U.S. GAAP, and we believe they best reflect our performance results derived from our strategy to expand our served markets, increase our higher margin technology process mix and maintain a leading position in the specialty analog semiconductor industry.  The actual number of Base PSUs Type 1 earned (subject to time-based vesting, as described below) will be based on the Company’s performance relative to the FY2026 Performance Measures.  The Compensation Committee views the use of these performance-based measures as crucial because they establish a direct link between the Chief Executive Officer’s compensation and key long-term Company performance priorities and align his interests with those of the Company and its shareholders. If the FY2026 Performance Measures are met, the Base PSUs Type 1 that are earned will remain subject to a three-year vesting period, such that one third of the Base PSUs Type 1 shall vest at the end of each year from the date of the Meeting.

o          Upside PSUs Type 1: The vesting of the Upside PSUs Type 1 is conditioned upon the Company’s actual financial performance in fiscal year 2026 exceeding the pre-defined performance targets set forth in the FY2026 Performance Measures, and the portion of the Upside PSUs Type 1 that shall be earned shall be in proportion to the degree by which such pre-defined performance targets are exceeded relative to a certain target percentage that was pre-defined by the Compensation Committee and Board of Directors.  Such portion of the Upside PSUs Type 1 earned shall remain subject to the three-year time-vesting schedule as detailed above for the Base RSUs.  The overall maximum payout opportunity of the grant of 150% of the PSUs Type 1 (comprising 100% of Base PSUs Type 1 plus 50% Upside PSUs Type 1) is lower than the typical 200% maximum payout opportunity observed among U.S. peer companies.  We disclosed information with respect to the attainment of the fiscal year 2025 financial performance measures in our Annual Report on Form 20-F for the year ended December 31, 2025, and intend to disclose information with respect to the attainment of the FY2026 Performance Measures in our Annual Report on Form 20-F for the year ending December 31, 2026.

•          Base PSUs Type 2 and Upside PSUs Type 2 (together, the “PSUs Type 2”).  The Base and Upside PSUs Type 2 are designed to reward Mr. Ellwanger based on the Company’s stock performance as traded on Nasdaq (symbol: TSEM) (“TSEM Performance”) as compared to the performance of the S&P Semiconductors Select Industry Index companies (comprised of the companies listed on Exhibit D hereto, hereinafter the “Index Group”), to be measured over two performance periods: from January 1, 2026, through December 31, 2027 and from January 1, 2026 through December 31, 2028 (each, a “Performance Period”), with 30% vesting at the end of the first Performance Period and 70% vesting at the end of the second Performance Period.  The overall maximum payout opportunity of the grant of 200% of the PSUs Type 2 (comprising 100% of Base PSUs Type 2 plus 100% Upside PSUs Type 2) is consistent with the maximum payout opportunity typical among U.S. peer companies.  For each Performance Period, the number of Base PSUs Type 2 and Upside PSUs Type 2 that may be earned is determined as follows:

o
If TSEM Performance at the end of a Performance Period equals or exceeds the 75th percentile of the Index Group: Mr. Ellwanger shall earn 100% of Base PSUs Type 2, and 100% of the Upside PSUs Type 2. However, if TSEM Performance is negative during the Performance Period (i.e., if the Company’s stock price at the end of a Performance Period is lower than at the beginning of such period, regardless of the Company’s relative performance ranking within the Index Group), he will earn 100% of the Base PSUs Type 2, but no Upside PSUs Type 2.

o
If TSEM Performance at the end of a Performance Period exceeds the 50th percentile and is below the 75th percentile of the Index Group: Mr. Ellwanger will earn 100% of the Base PSUs Type 2, and a proportional amount (on a linear scale) of the Upside PSUs Type 2.  However, if TSEM Performance is negative during the Performance Period (as described above), he will earn 100% of the Base PSUs Type 2, but no Upside PSUs Type 2.

o	If TSEM Performance at the end of a Performance Period will equal the 50th percentile of the Index Group: Mr. Ellwanger will earn 100% of the Base PSUs Type 2, but no Upside PSUs Type 2.

o
If TSEM Performance at the end of a Performance Period exceeds the 25th percentile and is below the 50th percentile of the Index Group: Mr. Ellwanger will earn a proportional amount (on a linear scale) of the Base PSUs Type 2, but no Upside PSUs Type 2.

o	If TSEM Performance at the end of a Performance Period equals the 25th percentile of the Index Group: Mr. Ellwanger will earn 50% of the Base PSUs Type 2, but no Upside PSUs Type 2.

o	If TSEM Performance at the end of a Performance Period is below the 25th percentile of the Index Group: Mr. Ellwanger will not be entitled to any Base or Upside PSUs Type 2.

The following table summarizes the percentage of Base PSUs Type 2 and Upside PSUs Type 2 that may be earned by Mr. Ellwanger for each Performance Period, based on the Company’s stock performance relative to the Index Group:

TSEM Performance Relative to Index Group at End of Performance Period	Base PSUs Type 2 Earned	Upside PSUs Type 2 Earned
Equals or exceeds 75th percentile	100%	100%*
Above 50th percentile and below 75th percentile	100%	Proportional (linear scale)*
Equals 50th percentile	100%	0%
Above 25th percentile and below 50th percentile	Proportional (linear scale)	0%
Equals 25th percentile	50%	0%
Below 25th percentile	0%	0%

*	If TSEM Performance is negative during the Performance Period, Mr. Ellwanger will not earn any Upside PSUs Type 2 (but would still earn the Base PSUs Type 2).

All Base PSUs Type 2 and Upside PSUs Type 2 earned for a given Performance Period, as specified above, shall be earned at the end of that Performance Period (i.e., on December 31, 2027 and December 31, 2028, respectively) subject to time-based vesting, as described above.

The proposed equity award to Mr. Ellwanger, as described above, will be granted under and subject to the terms and conditions of the Company’s 2013 Share Incentive Plan (the “2013 Plan”), and will be subject to extended vesting as approved by the shareholders at the Company’s annual general meeting held in 2025, as well as the change of control provisions set forth in Mr. Ellwanger’s employment agreement, as amended.

The proposed equity award is designed to comply with the proposed Amended Compensation Policy (see Proposal 3), as (among other things) the aggregate value of the award is equal to the maximum annual value of equity that may be granted to the Chief Executive Officer thereunder and is in line with the Amended Compensation Policy’s required ratio between the fixed and variable compensation components of the Chief Executive Officer specified in the policy. However, the Compensation Committee and the Board of Directors believe that it is appropriate to grant the proposed equity award to Mr. Ellwanger, if approved by shareholders under this Proposal 5, even if Proposal 3 is not approved at the Meeting; accordingly, because the proposed equity award is not consistent with the Existing Compensation Policy in terms of the maximum permitted value and the ratio between fixed and variable compensation, the Compensation Committee and the Board of Directors considered the factors required under the Israeli Companies Law when approving equity-based compensation that is not consistent with a compensation policy.

The aggregate amount of all outstanding equity-based compensation grants at any time to all directors and employees, including the Chief Executive Officer, continues to be well below 10% of the Company’s share capital on a fully diluted basis, as required under both Compensation Policies, and would remain in compliance with this requirement if this Proposal 5 is approved at the Meeting.

If approved by the shareholders at the Meeting, the equity award will be subject to the Company’s claw-back policy adopted in accordance with the Commission’s regulations and Nasdaq Listing Rules, as well as the claw-back provisions set forth in both Compensation Policies.

The Compensation Policies include a stock ownership requirement under which the Company’s Chief Executive Officer is required to own Ordinary Shares (excluding, for this purpose, Ordinary Shares underlying unvested RSUs, unearned PSUs, and unexercised options) with a minimum value equal to at least three times his or her annual base salary, in order to further align the interests of our executives and our shareholders.  As of the date of this Proxy Statement, Mr. Ellwanger is in compliance with this minimum shareholding requirement.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the grant of an annual equity-based award to Mr. Russell Ellwanger, the Company’s Chief Executive Officer, as described in Proposal 5 of the Proxy Statement.

Approval Required

The approval of Proposal 5 requires the affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting and voting on the matter, in person or by proxy, voting instruction form or via the Electronic System.  In addition, under the Israeli Companies Law, the approval of Proposal 5 is also subject to fulfillment of the Special Majority.  For additional details, see “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 6
APPROVAL OF GRANT OF ANNUAL EQUITY AWARD TO EACH MEMBER OF OUR
BOARD OF DIRECTORS (OTHER THAN MR. AMIR ELSTEIN AND MR. RUSSELL ELLWANGER)

Background

Under the Israeli Companies Law, the compensation of a director, including equity-based compensation, requires the approval of the Compensation Committee, Board of Directors and the shareholders of the Company, by an ordinary majority if the compensation is consistent with the Compensation Policy.

The Compensation Committee and the Board of Directors reviewed the benchmark data of directors’ compensation for the Company’s peer group companies and found that the annual cash compensation currently paid to the Company’s directors (see Proposal 1) is aligned with the median, while their equity-based compensation is slightly below the median. Therefore, based on this review, each of the Compensation Committee and the Board of Directors approved and determined to recommend that the Company’s shareholders approve an equity grant to our directors with the same value as the equity grant awarded to directors in 2025.  The Compensation Committee and the Board of Directors believe that the level and terms of equity compensation awarded to directors in 2025, which are consistent with both Compensation Policies, remain appropriate for the annual equity award to be granted to the directors in 2026. Accordingly, the Compensation Committee and the Board of Directors resolved to recommend to the shareholders to approve the grant of an equity award to each member of the Board of Directors serving in such capacity immediately following the Meeting (other than the Chairman of our Board of Directors, Amir Elstein, and our Chief Executive Officer, Russell Ellwanger, whose equity compensation is separately addressed in Proposals 2 and 5) (the “Named Directors”), of time-based vesting RSUs with a value of $200,000.  The RSUs shall vest over a two-year period, with 50% vesting on the first anniversary of the date of grant and 50% vesting on the second anniversary of the date of grant. The proposed RSU awards to the Named Directors, as described above, will be granted under, and will be subject to the terms and conditions of, the 2013 Plan.

In accordance with both Compensation Policies and common practice, in the event any Named Director’s service with the Company is terminated for any reason other than for cause, including by way of resignation, prior to the second anniversary from the date of grant, (i) if the Named Director has served on the Board of Directors for five years or more, all unvested RSUs shall be accelerated; and (ii) if the Named Director has served on the Board of Directors for less than five years, 50% of all unvested RSUs shall be accelerated.

In accordance with both Compensation Policies, our directors are required to own Ordinary Shares (excluding, for this purpose, Ordinary Shares underlying unvested RSUs, unearned PSUs, and unexercised options) with a minimum value equal to at least 50% of his/her respective Annual Fee (as defined in the Compensation Policies).  As of the date of this Proxy Statement, each of the Named Directors is in compliance with this minimum shareholding requirement, except for Sagi Ben Moshe and Carolin Seward, who recently joined the Board of Directors and have a period of five years from the commencement of their service as directors of the Company to comply with the requirement, and during such period they must retain at least 20% of any Ordinary Shares issued upon the vesting of their RSUs until the requirement is met.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the grant of an equity award to each member of the Company’s Board of Directors serving in such capacity immediately following the Meeting (other than Amir Elstein and Russell Ellwanger), as described in Proposal 6 of the Proxy Statement.

Approval Required

The approval of Proposal 6 requires the affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting and voting on the matter, in person or by proxy, voting instruction form or via the Electronic System.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 7
APPROVAL OF THE RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTANTS AND AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THEIR REMUNERATION

Background

Our Audit Committee of the Board of Directors has approved, subject to the approval of our shareholders, the re-appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, to serve as the Company’s independent registered public accountants for the year ending December 31, 2026, and for the period commencing January 1, 2027, and until the next annual shareholder meeting.

Following review, the Audit Committee concluded that Brightman Almagor Zohar & Co. remains independent and objective in their role as external auditor. Furthermore, the Audit Committee believes that such re-appointment is appropriate and in the best interests of the Company and its shareholders.  Subject to the authorization of our shareholders, the Audit Committee shall determine the remuneration of Brightman Almagor Zohar & Co. in accordance with the volume and nature of its services.

For information concerning the  fees paid to Brightman Almagor Zohar & Co. for its audit and non-audit services for the 2025 financial year, see Item 16C to our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Commission on April 30, 2026, a copy of which is available on the Commission’s website at www.sec.gov as well as on the “Investors” section of our Company’s website at www.towersemi.com.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, that the re-appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the independent registered public accountants of the Company for the year ending December 31, 2026, and for the period commencing January 1, 2027 and until the next annual shareholders’ meeting, and the authorization of the Audit Committee of the Board of Directors to determine the remuneration of such firm in accordance with the volume and nature of its services, is hereby approved.

Approval Required

The approval of Proposal 7 requires the affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting and voting on the matter, in person or by proxy, voting instruction form or via the Electronic System.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

REVIEW AND DISCUSSION OF THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s consolidated financial statements as of December 31, 2025, and for the year then ended. This review and discussion will not involve a shareholder vote.

Our audited consolidated financial statements for the year ended December 31, 2025, which form part of our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Commission on April 30, 2026, are available on the Company’s website at www.towersemi.com under “Investors” or through the Commission’s website at www.sec.gov or through the website of the ISA at www.magna.isa.gov.il.  Copies will also be mailed to shareholders upon request sent to the Company at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel. Neither the audited consolidated financial statements, nor the Form 20-F are part of the proxy solicitation material.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the Commission. As a foreign private issuer, all documents furnished or filed with the Commission after November 4, 2002, are available for retrieval on the Commission's website at www.sec.gov. We submit copies of our filings with the Commission to the ISA and the TASE, and such filings are also available to the public on their respective websites at www.magna.isa.gov.il and www.maya.tase.co.il. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this proxy statement.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements with respect to proxy solicitations.  The circulation of this Proxy Statement and accompanying notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our principal shareholders are exempt from the reporting provisions contained in Section 16(a) of the Exchange Act and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions contained in Section 16(b) of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

FORWARD-LOOKING STATEMENTS

This Proxy Statement includes certain “forward-looking” statements within the meaning of Section 21E of the Exchange Act.  The use of words such as “projects,” “expects,” “may,” “target,” “plans,” “intends,” “committed to,” or words of similar import, identifies a statement as “forward-looking.”  There can be no assurance, however, that actual results will not differ materially from our expectations or projections.  Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in “Item 3. Key Information-D. Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Commission on April 30, 2026.

We remind readers that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, including revenues from agreements we signed, expansion of our operations, performance, activities, and our achievements, to be materially different from any forecasted results, plans to expand our operations, plans to develop and release new products, forecasted performance, planned activities, or targeted achievements expressed or implied by such forward-looking statements.  Readers should not place undue reliance on these forward-looking statements, which speak only as of the date of this Proxy Statement.  Unless legally required, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Amir Elstein

Chairman of the Board
Migdal Haemek, Israel

May 21, 2026

EXHIBIT A

Amended and Restated Compensation Policy for Directors and Executive Officers

COMPENSATION POLICY

TOWER SEMICONDUCTOR LTD.

Compensation Policy for Executive Officers and Directors

A. Overview and Objectives

1.	Introduction

This document sets forth the compensation policy for Executive Officers and Directors (both as defined herein) of Tower Semiconductor Ltd. ("Tower" or the "Company"), in accordance with the requirements of the Companies Law (this "Compensation Policy" or "Policy").

Compensation is a key component of Tower’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals who will enhance Tower's value and otherwise assist Tower to reach its business and financial long term goals. The Policy is designed to provide the Compensation Committee and Board of Directors the tools and mechanisms to incentivize the Executive Officers and promote the Company’s growth plans.  Accordingly, the structure of this Policy is established to tie the compensation for each Executive Officer to Tower's goals and performance.

This Compensation Policy will be in effect for a period of three (3) years from the date the Policy is duly approved under the Companies Law.

The Compensation Committee and the Board of Directors of Tower shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

In setting the compensation of the Executive Officers and Directors, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the educational, professional experience and accomplishments of the Executive Officer or Director;

•	the Executive Officer or Director's position, responsibilities and prior compensation arrangements;

•	compensation data for comparably situated executives at peer companies, including companies in the industry and/or geographic market;

•	data of other senior executives of the Company;

•	macroeconomic environment;

•	Company's own performance;

•	the Executive Officer or Director's expected contribution to the Company’s future growth and profitability;

•
the relationship between the compensation paid to the Executive Officer or Director and the average and median compensation of the Company’s employees and contractors, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by applicable law from time to time.

2.	Objectives

Tower’s objectives and goals in setting this Compensation Policy are to maintain competitiveness by attracting, motivating and retaining highly talented and experienced personnel with the necessary capabilities to promote creativity and manage global operations. These abilities are critical to Tower's long-term success in order to provide leadership, and enhance shareholder value, while supporting a performance culture that is based on merit, motivates individuals to perform at their highest level, differentiates and rewards excellent performance, and recognizes Tower's values.  Due to Tower's unique position as an Israeli company with a global footprint, it aims to adopt compensation policies and procedures that match global companies of similar complexity, including semiconductor companies and other companies which compete with Tower for similar talent, and companies in the relevant geographical location, while complying with applicable local laws and customs as well. Executive Officers’ or Directors’ total compensation may deviate from target level where required to attract or retain individuals or reflect their respective characteristics or performance.

To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers and Directors with those of Tower’s shareholders in order to enhance shareholder value;

2.2.	To provide the Executive Officers and Directors with a structured compensation package, including competitive salaries and performance-based cash and equity incentive programs;

2.3.	To maintain and increase the level of motivation and ambition and promote for each an opportunity to advance in a growing organization and strive for excellence;

2.4.	To provide appropriate awards for superior individual and corporate performance;

2.5.	To improve the business results and increase income and profitability over time; and

2.6.	To support the implementation of the Company's business strategy.

3.	Compensation structure and instruments

Compensation instruments under this Compensation Policy may include the following:

3.1.	Base salary;

3.2.	Benefits and perquisites;

3.3.	Performance-based cash bonuses;

3.4.	Equity based compensation; and

3.5.	Retirement, termination and other arrangements.

4.	Ratio between variable and fixed compensation

4.1.
This Policy aims to optimize the mix of Fixed Compensation and Variable Compensation  (both as defined herein) in order to, among other things, appropriately incentivize Executive Officers to meet Tower's goals while considering Tower's management of business risks.

4.2.
As a rule, the total of the Variable Compensation to be given to an Executive Officer over a calendar year relative to the Fixed Compensation shall not exceed the “Executive Ratio” which shall be ~~17~~20 for the CEO and 1~~1~~4 for Other Executive Officers. The Executive Ratio is calculated based on the following assumptions: (i) maximal possible payments that may be made to Executive Officers under the Variable Compensation covered by this Policy (bonuses and equity); (ii) any CEO relocation related reimbursement expenses included under Fixed Compensation and assuming no relocation expenses for any Other Executive Officer; and (iii) excluding any potential sign-on bonuses for new hires.  The variable component in regard of the equity compensation reflects the annual amortization over the vesting period.

5.	Inter-Company Compensation Ratio

In the process of composing this Policy, the possible ramifications of the Employee Ratio on the work environment in Tower were examined in order to ensure that levels of executive compensation, as compared to the overall workforce, will not have a negative impact on work relations in Tower.

B. Base Salary, Benefits and Perquisites

6.	Base Salary

6.1.
The base salary varies between Executive Officers, and is individually determined according to the past performance, educational background, place of residence, prior business experience, qualifications, specializations, situation, role, business responsibilities and achievements of the Executive Officer and the previous salary arrangements therewith.

6.2.
Since a competitive base salary is essential to Tower's ability to attract and retain highly skilled professionals, Tower will seek to establish and maintain base salaries that are based on competitive market analyses.  The comparative peer group will include direct competitors, or companies that operate in similar industries, with similar market capitalization, enterprise value, and/or revenues, active in similar geographic locations.

7.	Benefits and Perquisites

7.1.	Executive Officers will be entitled to benefits stated as such by relevant law and best practice for peer companies.

7.2.
Executive Officers may also be entitled to additional benefits, taking into consideration their rank, seniority in the territory they reside in, market and local practice and legislation. Such additional benefits, which shall be subject to approval of the Compensation Committee and the Board of Directors, may include, inter alia, annual vacation, sick leave, medical insurance, allocations to pensions, long term disability,  contribution to an education fund (up to the maximum allowable by law), car expenses, contribution to managers' insurance, cellular phone and laptop computer, as well as taxes and expenses which may be incurred in relation to such benefits being borne by the Company.

7.3.
In addition, when relevant, and subject to approval of the Compensation Committee and the Board of Directors, Executive Officers may be entitled to relocation related expenses and benefits until termination, including housing costs, family flights and related repatriation costs, which shall not exceed $280,000 on an annual basis.

C.  Sign-on Awards and Cash Bonuses

8.	Sign-on Bonus

8.1.	For purposes of attracting high quality personnel, Tower may offer an Executive Officer a sign-on bonus as an incentive to join the Company.

8.2.
The sign-on bonus may be comprised of either (i) cash ~~and/or equity and~~that shall not exceed a gross~~n~~ amount equal to the Executive's Officer's annual gross base salary; or (ii) ~~. Any~~ equity ~~based compensation to be granted as part of a sign-on bonus~~ with an aggregate value of up to 2 annual gross base salaries. This grant may also include a make-whole award to replace forfeited equity compensation at a new-hire executive’s previous employer, which may be needed from time to time to enable hiring experienced, quality talent, consistent with market practice. Any equity granted under this section 8.2, shall consist of RSUs and PSUs with a minimum of 60% of the award value being in PSUs, and shall vest as follows: not more than 50% of such grant shall vest on the first anniversary from date of grant, and the remaining 50% or more may vest over a minimum of two years from the first anniversary of the date of grant (i.e., at least three year vesting in total). Such grants will be subject to the same Change in Control provisions as are applicable to the Company’s other equity awards granted to Executive Officers. Equity awards under this section 8.2 are not subject to the terms and limitations of either Section 4, 14 or 18 due to their one-time, case-by-case nature.

8.3.
The sign-on cash bonus, if one is provided, will be paid half on signing the employment contract and half will be paid on the second anniversary from the signing date, subject to continued employment with Tower during said two year period.  In the event the employee resigns or is terminated for cause before the end of said two (2) year period, the first half of said cash bonus may be clawed back and repaid to the Company.

9.	Annual Bonus - The Objective, Components and Threshold

9.1.
 Compensation in the form of cash bonus(es) is an important element in aligning Executive Officers' compensation with Tower's objectives and business goals in the long-term, such that both individual performance and overall company success are rewarded.

9.2.
Tower's policy is to allow annual cash bonuses, which may be awarded to the Executive Officers upon the attainment of pre-set annual measurable objectives and personal performance, which are set in the first quarter of the year, and include minimum thresholds for performance, as well as individual and/or division/department performance goals and personal development goals for Other Executive Officers.

9.3.
A pre-defined mechanism will include bonus criteria based on the following components, with the weight (in percentage terms) of each group of measures as a portion of the annual criteria as set out below:

A = Corporate MBO Score (as defined herein) that is calculated in any year based on Tower financial/operational/strategic measures (subject to bonus threshold criteria), such as the criteria specified below, which score can range from 0 to 1.5.  Each measure has 3 points: threshold, base and maximum.

◾	Financials metrics: ~~3~~40-~~7~~90%,, including categories such as:
–	Revenue
–	EBITDA
–	Cash balance
–	Net profit
–	Specific annual balance sheet cap-table related metrics, focused on increasing shareholders' value, such as balance sheet ratios, refinancing, restructurings.

◾	Business - Strategic & tactical: ~~15~~0-50%, including categories such as:
–	Existing customers and revenue funnel which is the base for the following years' revenue growth
–	Business Units major strategic programs
–	Specific M&A targets
–	Annual specific major tactical customer driven activities
–	Customer support, including categories such as top customers scorecards feedback

◾	Operations: ~~1~~0-40%, including categories such as:
–	Cost
–	On time delivery
–	Quality
–	Other measurable manufacturing indices
–	Safety

◾	Annually specific activities (such as capacity increase)HR: ~~5~~0-15%, including categories such as:
–	Employee turnover
–	Talent programs' success
–	Employees' satisfaction

B = score granted to the Executive Officer after an evaluation of his/her individual performance, considering the position of the Executive Officer and the contribution of the Executive Officer to the achievement of the Company's targets. The B score will result in a bonus (not subject to the bonus threshold) as described below.

9.4.
General bonus threshold –if the Corporate MBO Score is less than the applicable score set forth in Section 10 below, no bonus will be granted for the “A” component of the Corporate MBO Score in such year.

10.	The Formula

10.1.
The annual bonus will be based on the measurable objectives of the Company as described above. Such measurable criteria will be determined for each fiscal year as a function of the annual operating plan that is approved by the Board of Directors before the end of the first quarter of each year, and will include financial, operational and strategic measures, on the basis of the balance between long term and short term considerations.

10.2.	The annual bonus of the CEO will be calculated using the below formula:

CEO monthly actual base salary x [A + B] = Total Payout

For the "A" component applicable to this Section 10.2, after meeting the minimum threshold which enables a bonus, multiple sections (financial/operational/strategic measures) will have individual weights and criteria, with the weight (in percentage terms) of each measure as a portion of the annual criteria, such that the total "A" component of the bonus shall be set at 7.5 months, 15 months and ~~21~~27  months of the CEO’s monthly base salary for "A" scores of 0.7, 1.0 and 1.3, respectively.  Between each two of the abovementioned scores, the "A" component shall be calculated linearly based on the Corporate MBO Score.  The maximum bonus amount under the "A" component is capped at 21 months of the CEO's monthly base salary for any "A" score of 1.3 or above.

For the "B" component, a bonus with an annual cap of 3 monthly base salaries may be granted according to the chairman of the board of director's recommendation in regard to an evaluation of the CEO's individual performance, and subject to Compensation Committee and Board of Directors approval.

The minimum threshold for the entitlement of the CEO to receive the bonus under the "A" component is a weighted average Corporate MBO Score of 0.7. The Board of Directors may define additional threshold(s) at its discretion. The entitlement for the "B" component of the cash bonus has no minimal threshold.

10.3.	The annual bonuses of Other Executive Officers will not exceed the Executive Maximum Amount, subject to the Executive Ratio described in 4.2 above.

10.4.
The minimum threshold for the entitlement of the Other Executive Officers to receive the bonus under the "A" component is a weighted average Corporate MBO Score of 0.65. The Board of Directors may define additional threshold(s) at its discretion. The entitlement for the "B" component of the cash bonus has no minimal threshold. Achievement of the individual and/or division/department performance goals and personal development goals of the Other Executive Officers may have a minimum threshold according to the CEO’s discretion.

10.5.
The Compensation Committee and Board intend to review, discuss and approve management recommendation for the specific Corporate MBO objectives which recommendation shall be made in the first quarter of each fiscal year with respect to such year, and which if met shall entitle the Executive Officers to an annual bonus for his/her performance in such year. Notwithstanding the foregoing, the CEO shall be entitled to determine and approve the annual measurable objectives, individual and/or division/department performance goals and personal development goals for the Other Executive Officers, which if met shall entitle the Other Executive Officers to an annual bonus for his/her performance in such year, in which case the CEO shall update and report to the Compensation Committee on such objectives and goals of the Other Executive Officers so established.

11.	Special bonus for special achievements

11.1.
Executive Officers may receive a special bonus for substantial achievements on special transactions that are unexpected when determining the Company's annual MBO plan as defined below, following recommendation and approval of the Compensation Committee and Board. It is clarified that this special bonus mechanism will not be awarded as a matter of routine and granted only in situations where it is warranted as described below.

Special transactions shall include M&A Transactions (defined below) with financial or strategic parties as well as transactions in which third parties enter into binding agreements pursuant to which they undertake to invest in the Company or its subsidiaries, new business models/joint development projects, customer financed large technology and new technology entrance, equity or debt financing, restructure the Company's debt or which include a “take or pay” commitment or which transaction includes a “pre-payment” basis.

11.2.	Such special bonus shall not exceed the amount of four (4) monthly salaries of each applicable Executive Officer and the entitlement for this bonus has no minimal threshold condition.

12.	Compensation Recovery ("Clawback")

12.1.
In the event that an Executive Officer was paid any compensation based on erroneous data which is later restated in the Company’s financial statements within a period of three (3) financial years prior to the date of the correction, the Company shall be entitled to recover from such Executive Officer any compensation in the amount of the excess of the compensation that the Executive Officer received over what he/she should have been paid on the basis of the restated financial statements.

12.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.

12.3.	The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

12.4.	In addition, the Company has adopted an incentive compensation claw-back policy in accordance with rules of the U.S. Securities and Exchange Commission and Nasdaq Stock Market.

D. Equity Based Compensation

13.	The Objective

13.1.
The equity based compensation for Tower's Executive Officers and Directors is designed in a manner consistent with the underlying Policy objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers' and Directors’ interests with the long term interests of Tower and its shareholders, and to strengthen the retention and the motivation of Executive Officers and Directors in the long term. In addition, since equity based awards are to be structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

13.2.
The equity based compensation offered by Tower is intended to be in a form of stock options, restricted stock units (RSUs), performance based stock units (PSUs) and/or other equity forms, in accordance with the Company’s equity based compensation policies and programs in place from time to time.

13.3.	Total outstanding equity based compensation awarded by the Company at any time shall not be in excess of 10% of the Company’s share capital on a fully diluted basis.

14.	General guidelines for the grant of equity based awards

14.1.
The equity based compensation, comprised of options and/or RSUs and PSUs, shall be granted as either an annual grant and/or from time to time be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, specializations, role, personal responsibilities and achievements of the Executive Officer and the previous salary arrangements therewith.

14.2.
As a general policy, options for Tower's Executive Officers shall gradually vest per passage of time over a period of 3 years (or more) and the RSUs shall have time and/or performance based vesting.  There shall be no vesting before the end of the first year from date of grant.

14.3.
The CEO may be granted equity, more than half of which shall be PSUs, annually at a value calculated based on the Equity Calculation Model which shall not exceed ~~ten~~ 13thirteen annual base salaries. Each Other Executive Officer may be granted equity, more than half of which shall be PSUs, annually at a value calculated based on the Equity Calculation Model which shall not exceed ~~five~~ seven annual base salaries of such Other Executive Officer. In addition, the Executive Officers may be granted, on an annual basis, additional PSUs that will vest subject to and only in the event that the Company’s actual performance exceeds the corporate annual plan and/or pre-defined performance target(s) required to be met for the vesting of the initial PSUs awarded to the applicable executive officer for such period, in a value that shall be pre-determined by the Compensation Committee and Board of Directors, provided that the maximum value of any such additional PSUs shall not exceed 100% of the value of the initial PSUs awarded to the applicable Executive Officer for such period. The terms of any such PSUs shall be in compliance with the terms of this Policy and the applicable Company equity-based incentive plan.

14.4.
Since the Company strives and targets growth to enhance shareholders’ value and special leadership is required for successful execution, additional performance based equity awards at a value calculated based on the Equity Calculation Model, which shall not exceed 6 annual base salaries may be provided to the CEO and 4 annual base salaries may be provided to Other Executive Officers subject to the achievement of one or more long term goals, such as special operational, strategic, financial or business goal(s) that are challenging to attain within a five year period and are beyond the Company’s current ongoing activities, to be predetermined by the Compensation Committee and Board of Directors. For such awards, the Compensation Committee will provide the rationale for the use thereof in its recommendation to the Board of Directors for approval.  This additional grant shall fully vest upon achievement of the defined long-term goal(s) or partially vest upon the achievement of pre-defined milestones and a minimum vesting period and may be granted only if no other such grant is outstanding. In addition, in the event of a “Change of Control” event resulting in an Executive Officer’s “Termination Upon Change of Control,” both terms as defined in the Executive Officer’s employment agreement or terms of employment, the performance-based equity awards under this section for which the performance target(s) have been met as of the date of the Executive Officer’s employment termination will be fully accelerated.  Any performance-based equity awards under this section for which the performance target(s) have not been met as of the date of “Termination Upon Change of Control” would terminate immediately upon such termination of employment.

14.5.
The exercise price of options granted to the Executive Officers and Directors shall be equal to the arithmetic average closing price of Tower's shares, as quoted on the NASDAQ market (or if Tower's shares will not be traded on NASDAQ, the Tel-Aviv Stock Exchange or any principal national securities exchange upon which Tower's shares are listed or traded) for the 30 trading days prior to the date of grant.

14.6.
The expiration of options granted to the Executive Officers shall be seven (7) years from date of grant.  There shall be accelerated vesting of all equity awards granted to Executive Officers and Directors (including outstanding, current and future equity grants, including performance based stock unit grants at target performance), in the event of their death, allowing the exercise of such vested equity, as applicable, in accordance with the terms of the applicable equity plan governing it.

14.7.	Equity may be granted under the existing Employee Share Incentive Plans of the Company and/or any new plans governing equity based awards upon such plans becoming effective.

14.8.	Shareholding guidelines – In order to further align the interests of our Executive Officers, Directors and our shareholders, the Company has adopted the following stock ownership guidelines:

14.8.1.
The CEO ~~will~~is required to own a minimum value that equals at least 3 times of the CEO’s annual base salary in ordinary shares of the Company~~. The CEO has 5 years from the date the board approved this guideline to accumulate said minimum, and during said period, the CEO must retain at least 20% of the vested time-based RSUs~~ (excluding, for avoidance of doubt, ordinary shares of the Company underlying unvested RSUs, unearned PSUs and unexercised options) ~~that may be granted from the date this guideline was approved, until the guideline is met~~.

14.8.2.
The Other Executive Officers ~~will be~~are required to own a minimum value that equals at least 50% of his/her respective annual base salary in ordinary shares of the Company~~. Each Other Executive Officer has 5 years from the date the board approved this guideline to accumulate said minimum, and during said period, the Other Executive Officer must retain at least 20% of the vested time-based RSUs~~  (excluding, for avoidance of doubt, ordinary shares of the Company underlying unvested RSUs, unearned PSUs and unexercised options) ~~that may be granted from the date this guideline is approved, until the guideline is met.~~.

14.8.3.
The Directors are~~will b~~e required to own a minimum value that equals at least 50% of the Annual Fee (as defined below) in ordinary shares of the Company (excluding, for avoidance of doubt, ordinary shares of the Company underlying unvested RSUs, unearned PSUs and unexercised options).  The Chair of the Board of Directors ~~will be~~is required to own a minimum value in ordinary shares of the Company (excluding, for avoidance of doubt, ordinary shares of the Company underlying unvested RSUs, unearned PSUs and unexercised options) that equals at least 50% of the annual cash compensation paid to him/her. ~~Each Director has 5 years from the date the board approved this guideline to accumulate said minimum, and during said period, the Director must retain at least 20% of the vested time-based RSUs that may be granted from the date this guideline is approved, until the guideline is met.~~

14.8.4.
Each officer and director in office had five years from the date the Board of Directors approved the shareholding guidelines to attain their respective minimum holding. During such period, each officer and director was required to retain at least 20% of the ordinary shares of the Company issued upon the vesting of time-based RSUs granted to him/her from the date the guidelines were approved, until the guidelines were met.

14.8.5.
Directors and officers elected or appointed (as the case may be) subsequent to the date the Board of Directors approved the shareholding guidelines have five years from the date of their election or appointment to attain their respective minimum shareholding. During such period, each such officer and director must retain at least 20% of the ordinary shares of the Company issued upon the vesting of time-based RSUs granted to him/her during such period.

E. Retirement, Termination and Other Arrangements

15.	Advance notice

Tower shall provide an Executive Officer a prior notice of termination of up to six (6) months but not less than three (3) months (unless termination is for cause), during which the Executive Officer shall be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity based compensation.  Executive Officers shall provide Tower a prior notice of resignation of at least three (3) months.  During this advance notice period, at Tower's discretion, the Executive Officer may be requested to remain on Tower's payroll and provide services to Tower.  During this period, the Executive Officer shall be paid his/her base salary and benefits and may be entitled to a partial or full annual bonus, based on the actual period of service or employment of the Executive Officer within this period, and based on Tower's performance during the period, the contribution of the Executive Officer to achieving Tower's targets and its profits and the circumstances of the termination.

16.	Severance Pay

16.1.
Upon resignation, Executive Officers who are Israeli employees shall receive severance pay according to article 14 of the Israeli Severance Pay Law 5723-1963. All other employees shall receive severance pay according to their local labor laws.

16.2.

Upon dismissal, Executive Officers who are Israeli employees may receive severance pay equal to his/her last monthly base salary multiplied by the number of years employed by Tower (except in circumstances where severance pay is not payable under applicable Israeli law). All other employees shall receive severance pay according to their local labor laws. The total amount paid to the Executive Officers shall not exceed an amount of twenty-four (24) monthly base salaries, subject however to any amounts which would have to be paid to Executive Officers in accordance with the local labor law.

17.	Change of Control

In connection with a corporate transaction involving a “Change of Control” and subject to the “Termination Upon Change of Control” (both terms as defined in the employment agreement of the relevant Executive Officer), the CEO may be entitled to an amount equal up to one (1) annual base salary and acceleration of all unvested equity and the Other Executive Officers may be entitled to an amount equal up to nine (9) months' base salary and acceleration of all unvested equity.

Tower may amend the employment agreements of its CEO and Executive Officers to include Change of Control Provisions in line with this Section 17, subject to the receipt of the corporate approvals as required by applicable law.

18.	Retirement and Termination Benefits

The CEO shall be paid a termination grant upon termination of his/her employment with Tower, provided that he/she is employed with Tower full time for at least 3 years.  Such termination grant shall be in an amount up to a lump sum of twelve (12) monthly base salaries without benefits.  The amount granted shall take into consideration the period of employment with Tower, his/her service and employment conditions in the course of said period, Tower's performance during the period, the contribution of the CEO to the achievement of Tower's targets and its profits and the circumstances surrounding the termination of employment.

In the event of the voluntary separation from service of an Executive Officer who has achieved the “Rule of 70” (i.e., the sum of age and continuous service equals or exceeds 70, with a minimum of five years of continuous service at the Company) (a “Qualifying Separation”), Tower may provide for the continuation of vesting of such Executive Officer’s equity awards starting with equity awards granted in 2026, for a period of up to twenty-four (24) months following a Qualifying Separation, determined based on (i) the time of separation relative to the term of the applicable grant; (ii) the length of employment, contribution to the Company and actual performance achievement; and (iii) the Executive has provided written notice of separation at least six months prior to separation (unless the Compensation Committee and Board of Directors determine to waive this requirement, provided that the notice period shall not be less than the Executive Officer’s contractual notice period); and (iv) the Executive Officer’s undertaking to comply with certain post-separation restrictive covenants, including non-competition, non-solicitation, non-disparagement and confidentiality provisions, and such other conditions as may be determined by the Compensation Committee and the Board of Directors.

All additional retirement and termination benefits granted in this section hereunder shall be based on the actual period of service or employment of the Executive Officer within this period, and based on Tower's performance during the period, the contribution of the Executive Officer to achieving Tower's targets and its profits and the circumstances of the termination.

For avoidance of doubt, any payments excluding those required by law and equity awards under this section E shall not exceed a cap of 24 months’ salary.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Tower shall exempt its Directors and Executive Officers from the duty of care to the maximum extent permitted by law.

20.	Indemnification

Tower shall indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, as provided in the Exemption and Indemnification Agreement between such individuals and Tower, all subject to applicable law.

21.	Insurance

Tower shall provide "Directors and Officers Liability Insurance" (the "D&O Insurance") for its Directors and Executive Officers to the maximum extent permitted by applicable law.

The Company shall be entitled to procure and enter into D&O Insurance (including for specific events and activities, such as public offerings insurance, and including run-off insurance), which may apply to all Directors and Executive Officers of the Company and directors and officers of its subsidiaries, who shall serve from time to time (including, for the avoidance of doubt, Directors and/or Executive Officers who are controlling shareholders and/or serve as directors or officers of a controlling shareholder and/or a controlling shareholder has a personal interest with respect to such directors or officers), whether by the acquisition of a new D&O Insurance or the extension, renewal or replacement of any D&O Insurance, whether for one insurance period or a number of insurance periods, and the D&O Insurance coverage shall be determined from time to time, among other things, according to the scope and area(s) of the Company’s activities and the risk involved in being a public company.

Notwithstanding the foregoing, subject to applicable law, the acquisition, extension, renewal or replacement of D&O Insurance may be approved solely by the Compensation Committee (and the approval of the Board of Directors and shareholders shall not be required), provided that the maximum aggregate limit of liability pursuant to the D&O Insurance shall be not more than US$1~~30~~75 million per claim and in the aggregate for each D&O Insurance period and, in addition, not more than US$35 million only for the benefit of the Company's Directors and Executive Officers in situations where coverage under the D&O Insurance has been exhausted or is otherwise insufficient or unavailable (Side “A” coverage) per claim and in the aggregate for each D&O Insurance period, and provided that all other requirements required by applicable law have been met.

G. Board of Directors Compensation

22.	Remuneration

The members of Tower's board may be entitled to remuneration and refund of expenses as follows:

•	An annual fee to be capped at up to $75,000 (the “Annual Fee”).

•	Committee fees in addition to the Annual Fee up to a cap of $10,000 annually to each committee member.

•	Each committee chairperson shall be entitled to an additional fee up to a cap of $10,000 annually.

•	Notwithstanding the above, the Board shall have the right to compensate Directors for special activities that are performed under special circumstances in the amount of up to $2,000 per meeting.

•	To the extent that the Board shall appoint an observer to any Board committee, each such observer shall be entitled to an annual fee of up $6,000.

•	Reasonable travel expenses in accordance with the Company's travel reimbursement policy for directors.

In addition, the members of Tower's Board may be granted equity based compensation annually at a value as calculated based on the Equity Calculation Model which shall vest over a period of up to 3 years, and shall not exceed, with respect to each Director, $200,000, subject to applicable law and regulations.  The exercise price of options and expiration of equity awards shall be as set forth in Section 14 above.

In the event that the appointment of a new Director to the Board of Directors is approved by the Board of Directors more than three (3) months prior to the Company’s next annual general meeting of shareholders, a one-time equity grant, in the form of RSUs, may be granted to such Director on the following terms: (i) the number of RSUs to be granted to such Director will be equal to a pro-rata portion of the most recent annual equity grant awarded to the Company’s Directors, calculated by dividing the number of months between such Director’s appointment to the Board and the Company’s upcoming annual general meeting of shareholders by 12, and multiplying the resulting fraction by the most recent annual Directors’ equity grant; and (ii) 50% of such grant shall vest immediately upon shareholder approval of the equity award and the remaining 50% shall vest one (1) year after such annual general meeting.  This equity grant shall be in addition to any annual equity grant that he/she may be entitled to receive upon approval of such Director’s election by the shareholders, subject to approval in accordance with applicable law.

In connection with a corporate transaction involving a Change of Control, the Chairman of the board and directors may be entitled to acceleration of all unvested equity.

The Chairman of the board may be entitled to cash and/or equity based remuneration which in the aggregate that shall not exceed $600,000 on an annual basis together with reimbursement of expenses in accordance with Tower's policy, as approved by the Compensation Committee and Board of Directors.

Definitions:

The following terms in this Policy have the meaning as set forth below:

"Companies Law" means the Israeli Companies Law 5759-1999.

“Corporate MBO Score” means the weighted average of all of the measures described in the A component in the annual bonus formula.

“Directors” means members of the board of directors of Tower serving in such capacity from time to time.

“Employee Ratio” means the ratio between the cost of the overall compensation of the Executive Officers and the salary cost (as defined in the Companies Law) of the other employees of Tower, and specifically the average and median total salary cost (as defined in the Companies Law) of the other employees of Tower (for purposes of this definition, “other Employees of Tower” includes employee-contractors and agency contractors, as such term is defined in the Companies Law, if any).

“Equity Calculation Model” means the fair market value of the equity based compensation for the Executive Officers and Directors which will be determined at the time of grant according to the Black and Scholes model, binomial model or any other best practice or commonly accepted equity based compensation valuation model as calculated in the actual award, when such award is approved by the Compensation Committee and Board of Directors.

“Executive Officers” means "Office Holders" as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, Tower's Directors.

“Executive Maximum Amount” means 0.12% of the authorized share capital NIS par value as of the date hereof.

“Fixed Compensation” means the base salary and any other payment in  respect  of  the  holding  of  an  office  or  employment  that  does  not  depend  on variables that are unknown at the time the payment is determined, such as social  benefits and perquisites,  payments in respect of a provident fund, pension, severance pay, annual vacation, continuing  education  fund,  loss-of-work-capacity  insurance,  National Insurance  contributions  (the  employer’s  contribution),  relocation expenses, convalescence  pay,  car expenses,  cell phones,  Internet  services,  vacation,  holiday  gift,  as  well  as grossing up in respect of a car and in respect of  cell phones.

“M&A Transaction” means a sale or acquisition of all or substantially all of the assets of a company or business unit of a company, or of all or substantially all of such company’s issued and outstanding share capital, or a consolidation, merger or reorganization of the Company or target company which achieves the same result.

"MBO" – Management By Objective plan as described in Section 9.3 above.

“Other Executive Officers” means all "Office Holders" as such term is defined in the Companies Law, excluding (i) Tower's Directors serving on the Board of Directors and (ii) the CEO.

“Variable Compensation” means any payment (in whole or a portion thereof) in respect of the  holding   of   an   office   or   employment   that   is   not   part of the Fixed Compensation, and that depends on variables that are unknown at the time the decision to award such payment is  determined,  such  as  an  annual  bonus or the equity based grants,  a  portion  of  which  thereof  is  contingent upon  future  financial  results or corporate or individual performance.

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This Policy is designed solely for the benefit of Tower and none of the provisions thereof are intended to provide any rights or remedies to any of the Executive Officers to whom this Policy applies and/or other employees of the Company, and/or to any third party, and no Executive Officer or employee may make any claim and/or demand against the Company, or any subsidiary, based on the guidelines set forth herein.   Furthermore, nothing in this Policy shall prevent the Compensation Committee, the Board of Directors and/or the shareholders of the Company, as applicable, from adopting a resolution regarding compensation of Executive Officers and/or any other employees that is not in accordance with this Policy provided such resolution is approved by the required corporate bodies as set forth in the Companies Law.

Notwithstanding anything which is stated elsewhere in this Policy, the board of directors shall have the discretion to unilaterally reduce an Executive Officer's variable compensation.

This Policy was not formulated so as to prejudice any existing compensation arrangements of Executive Officers at the Company, and existing arrangements with Executive Officers are not subject to any further approvals under this Policy, unless such existing arrangements are subject to further approvals as may be required under applicable law.  All compensation arrangements of Executive Officers are required to be approved in the manner prescribed by applicable law.  Executives Officers, including external Directors or independent Directors, may waive their entitlement to their compensation, subject to applicable law.

EXHIBIT B

List of Peer Group Companies

Advanced Energy Industries, Inc.	NASDAQ:AEIS
Allegro MicroSystems, Inc.	NASDAQ:ALGM
Cirrus Logic, Inc.	NASDAQ:CRUS
Coherent Corp.	NYSE:COHR
Entegris, Inc.	NASDAQ:ENTG
Lattice Semiconductor Corporation	NASDAQ:LSCC
Lumentum Holdings Inc.	NASDAQ:LITE
MACOM Technology Solutions Holdings, Inc.	NASDAQ:MTSI
Monolithic Power Systems, Inc.	NASDAQ:MPWR
ON Semiconductor Corporation	NASDAQ:ON
Qorvo, Inc.	NASDAQ:QRVO
Semtech Corporation	NASDAQ:SMTC
Silicon Laboratories Inc.	NASDAQ:SLAB
Skyworks Solutions, Inc.	NASDAQ:SWKS
Synaptics Incorporated	NASDAQ:SYNA

EXHIBIT C

List of Israeli Companies Used as Reference for Compensation Policy Updates

NasdaqGS:CHKP	Check Point Software Technologies Ltd.
n/a*	CyberArk Software Ltd.*
NASDAQ:ESLT	Elbit Systems Ltd.
NYSE:ICL	ICL Group Ltd
NasdaqGS:MNDY	monday.com Ltd.
NASDAQ:NICE	NICE Ltd.
NASDAQ:NVMI	Nova Ltd.
NASDAQ:WIX	Wix.com Ltd.

*CyberArk Software Ltd. was acquired in February 2026 and market capitalization statistics in Proposal 3 use its July 29, 2025 market capitalization, which is the day prior to its announcement of its agreement to be acquired.

EXHIBIT D

Companies for Comparison in S&P Semiconductors Select Industry Index

NasdaqGS:AMD	Advanced Micro Devices, Inc.
NasdaqGS:ALGM	Allegro MicroSystems, Inc.
NasdaqGS:AOSL	Alpha and Omega Semiconductor Limited
NasdaqGS:AMBA	Ambarella, Inc.
NasdaqGS:ADI	Analog Devices, Inc.
NasdaqGS:ALAB	Astera Labs, Inc.
NasdaqGS:AVGO	Broadcom Inc.
NasdaqGS:CEVA	CEVA, Inc.
NasdaqGS:CRUS	Cirrus Logic, Inc.
NasdaqGS:CRDO	Credo Technology Group Holding Ltd
NasdaqGS:DIOD	Diodes Incorporated
NasdaqGS:FSLR	First Solar, Inc.
NasdaqGS:PI	Impinj, Inc.
NasdaqCM:INDI	indie Semiconductor, Inc.
NasdaqGS:INTC	Intel Corporation
NasdaqCM:KOPN	Kopin Corporation
NasdaqGS:LSCC	Lattice Semiconductor Corporation
NasdaqGS:MTSI	MACOM Technology Solutions Holdings, Inc.
NasdaqGS:MRVL	Marvell Technology, Inc.
NasdaqGS:MXL	MaxLinear, Inc.
NasdaqGS:MCHP	Microchip Technology Incorporated
NasdaqGS:MU	Micron Technology, Inc.
NasdaqGS:MPWR	Monolithic Power Systems, Inc.
NasdaqGM:NVTS	Navitas Semiconductor Corporation
NasdaqCM:NVEC	NVE Corporation
NasdaqGS:NVDA	NVIDIA Corporation
NasdaqGS:NXPI	NXP Semiconductors N.V.
NasdaqGS:ON	ON Semiconductor Corporation
NasdaqGS:POWI NasdaqGS:PENG	Power Integrations, Inc. Penguin Solutions, Inc.
NasdaqGS:QRVO	Qorvo, Inc.
NasdaqGS:QCOM	QUALCOMM Incorporated
NasdaqGS:RMBS NasdaqCM:RGTI	Rambus Inc. Rigetti Computing, Inc.
NasdaqGS:SMTC	Semtech Corporation
NasdaqGS:SLAB	Silicon Laboratories Inc.
NasdaqGM:SITM	SiTime Corporation
NasdaqCM:SKYT	SkyWater Technology, Inc.
NasdaqGS:SWKS	Skyworks Solutions, Inc.
NasdaqGS:SYNA	Synaptics Incorporated
NasdaqGS:TXN	Texas Instruments Incorporated
NasdaqGS:OLED	Universal Display Corporation
NYSE:WOLF	Wolfspeed, Inc.